# Graybar

2025 Annual Report



# IGNITING THE NEXT CENTURY OF SUCCESS

On Dec. 11, 1925, Graybar Electric Company, Inc. opened its doors as a wholly owned subsidiary of Western Electric Manufacturing, with 2,000 employees and 55 offices across the country.

Over the past century, Graybar has thrived as an independent company, growing from an up-and-coming electrical products supplier to an employee owned distributor with $12.9 billion in net sales, 10,000 employees and 355 locations.

Reinvention has been the hallmark of Graybar's longevity. We have adapted to new markets, new opportunities, new trends and new technologies to remain relevant across an ever-changing business landscape.

Through it all, we have never lost sight of our core values and the belief that our success is about showing up for each other and those we serve every day.

As Graybar enters its second century, we know the best is yet to come for our employee owned company.

## 2025 Financial Results

**$12.9B**
net sales

**$431.4M**
net income

**35%**
cash dividend

*See pages 4-5 for additional information on the company's 2025 performance.*



# A Letter to Our Shareholders

In 2025, Graybar celebrated 100 years as an independent company and achieved record performance, outstanding shareholder returns and a major milestone in our business transformation. It was a pivotal year for the company; one that demonstrated the power of Graybar and what we can accomplish when we work together to reach our potential.

Last year, Graybar's net sales grew 10.6% to a record $12.9 billion, while net income increased 2.0% to $431.4 million. Graybar has achieved record net sales in 13 of the past 14 years and historically high net income over the past five years. This speaks to our ability to drive growth in a way that keeps the company healthy for the long term. Our strong balance sheet allows us to reinvest in the business and pursue growth opportunities while providing shareholders with significant returns.

In 2025, Graybar also extended its five-year, $750 million revolving credit facility. This new facility matures in 2030 and supports the company's general working capital needs and ongoing growth initiatives.

Thanks to Graybar's record performance in 2025, shareholders received a 35% return on investment, comprised of $7.00 in cash dividends for the second consecutive year. Even more impressive, this marked four consecutive years when employee and retiree shareholders have earned a 35% return on their investment in Graybar. Also, eligible employees received a 15% contribution to the Profit Sharing and Savings Plan that was paid on April 1, 2026.

One of the keys to Graybar's continued success is the strength and stability of our employee ownership culture. Last year, a high percentage of eligible employees participated in the company's annual stock offer. Earlier this year, we successfully renewed the 2026 Voting Trust Agreement, which helps us preserve our unique culture for years to come.

In 2025, Graybar experienced strong demand for our products and services, driven by investment in areas such as data centers, electrification, grid modernization, broadband and utility expansion, and industrial automation. Graybar is also well positioned to capture opportunities tied to federal infrastructure funding and private sector investment in hyperscale computing and advanced manufacturing.

Because our logistics capabilities are central to our customer value proposition, we are investing in facilities and technologies to enhance the customer experience. For example, we introduced STAR Centers in 2025 to help contractors manage large, complex construction projects. STAR is an acronym for Storage, Transport, and Readiness, which describes how these facilities help ensure critical materials are ready, right where our customers need them. In 2026, we plan to open additional STAR Centers and service centers and expand several branches to support our customers' growing needs.

Our subsidiaries also contributed to the company's positive results through both organic growth and strategic acquisitions. In 2025, Advantage Industrial Automation acquired Orbit Motion Systems in January, and Valin Corporation acquired Burns Controls in July. These businesses expand our capabilities and reinforce the important role subsidiaries play in Graybar's overall success. We plan to continue pursuing acquisition opportunities in 2026.

One of the highlights of 2025 was the successful implementation of SAP S/4HANA, marking a major milestone in our Graybar Connect business transformation program. Over the past two years, employees from across the company have worked diligently to design, test and deploy the system, while also serving our customers and growing our business. It's a remarkable achievement that lays the groundwork for Graybar Connect 2.0, which is focused on using artificial intelligence (AI) and advanced technology to develop innovative ways to serve customers and unlock our potential.

For the past 100 years, Graybar has built a reputation as one of the leading employee owned companies in North America thanks to the people who move our business forward – our employees and retirees.

As we advance the company's ongoing transformation, we remain dedicated to our core values and to preparing our people for what's next. This includes developing the next generation of leaders who will accelerate our performance and shape our future. Last year, we announced several leadership changes, detailed on the right. We also elected three new members to the company's board of directors — **Brian Delaney**, **Andy Ipson** and **Danna Stone** — who champion our strategy and our employee ownership culture.

In April of this year, **Dennis DeSousa** retired as Chief of Staff and a member of Graybar's Board of Directors. Dennis has played an integral role in our success over the years, and I want to thank Dennis for his outstanding leadership, incredible work ethic and passion for Graybar. We wish him all the best in retirement.

Throughout our history, Graybar employees have risen to every challenge and embraced opportunities to leave the company stronger for the next generation. Looking ahead, we are confident that our strategy – centered on long-term growth, ongoing business transformation and an unwavering commitment to our people – will take our company to new heights.

I want to thank you for your continued support and belief in Graybar. We should all be proud of what we accomplished in 2025. Together, we can do anything when we believe in each other, our company and our employee ownership culture.

*Kathleen M. Mazzarella*

**Kathleen M. Mazzarella**
Chairman, President and CEO

## Organizational Changes

Below is a summary of Graybar's key organizational changes in 2025 and early 2026.

**JUNE 2025**
Larry Smith was named Pittsburgh District Vice President, replacing Scott Neubauer who retired after 39 years with the company.

**JULY 2025**
Ed Fenton was named Vice President – AI and Digital Transformation.

Jonathan Rayment was named Seattle District Vice President, replacing Steve Breeden who retired after 24 years with the company.

**SEPTEMBER 2025**
Brian Delaney was elected to Graybar's Board of Directors. Brian serves as Senior Vice President – West Region and Subsidiaries.

Jeff Netherton was named Vice President – Strategy Realization.

**NOVEMBER 2025**
Andy Ipson was promoted to an expanded role of Senior Vice President – Sales and Service.

Jack Callen was named St. Louis District Vice President.

**DECEMBER 2025**
Andy Ipson was elected to Graybar's Board of Directors. Andy serves as Senior Vice President – Sales and Service.

Danna Stone was elected to Graybar's Board of Directors. Danna serves as Senior Vice President – Marketing.

**JANUARY 2026**
Ellen Rebne retired from her position of Senior Vice President – Sales after 36 years with the company.

Regis Ganley was named Vice President – Market Development.

Paul Steckler was named Vice President – Investment and Inventory Management.

Russell Wood was named Vice President – Category Management.

Kevin Zak was named Vice President – Industrial Automation Business.

**MARCH 2026**
Najam Chohan was named Vice President – Strategic Pricing.

Paul Ferguson was named Vice President – Shared Services.

**APRIL 2026**
Dennis DeSousa retired from his position as Chief of Staff and as a member of Graybar's Board of Directors.

# TOTAL SHAREHOLDERS' RETURN

The following graph shows a five-year comparison of cumulative total returns for the Company, the Standard and Poor's 500 Composite Index, and the Dow Jones U.S. Electrical Components & Equipment Total Stock Market Index (index code DWCELQ).



|  | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|
| **GRAYBAR** | $100 | $131 | $158 | $207 | $333 | $455 |
| **S&P 500** | $100 | $129 | $105 | $133 | $166 | $196 |
| **DOW JONES U.S. ELECTRICAL COMPONENTS** | $100 | $120 | $ 97 | $119 | $155 | $210 |

The comparison above assumes $100.00 invested on December 31, 2020 and reinvestment of dividends.

The market value of the Company's stock, in the absence of a public market, assumes continuation of the Company's practice of repurchasing offered securities at $20.00 per share.

# 2025 FINANCIAL PERFORMANCE

### Cash & Stock Dividends (per share)
■ Cash ■ Stock



### Pre-Tax & Net Income (in millions)
■ Income Before Taxes ■ Net Income



### Net Sales (in billions)



### Working Capital (in millions)



# SERVING CUSTOMERS. SUSTAINING GROWTH.

  

At Graybar, we know that long-term success begins with delivering an exceptional customer experience every day. We earn customers' trust by executing the fundamentals consistently and honoring our commitments. We accelerate growth together through a spirit of collaboration and innovation. This is what builds lasting relationships and powers positive business performance.

Graybar strives to achieve profitable growth that sustains the company's long-term health. Our growth strategy combines organic expansion in our core business with acquisitions that add capabilities, broaden our geographic reach and further diversify our company.

In 2025, Graybar's net sales increased 10.6% to a record $12.9 billion and net income rose 2.0% to $431.4 million. The company achieved growth across all vertical markets last year, including construction, industrial and utility, and commercial, institutional and government (CIG).

Construction remains Graybar's largest vertical market and a core source of strength for the company. Contractors depend on Graybar to provide the products and solutions they need to keep projects on track. Last year, tariffs and labor shortages affected project costs and timelines for contractors. This increased demand for Graybar's service solutions that enhance jobsite productivity, minimize waste and reduce rework.

Contractor customers are also increasing their use of construction technology platforms to improve their ability to manage projects. Graybar already integrates with most industry-leading construction technology platforms. We plan to enhance our capabilities even further to help customers streamline construction processes and increase supply chain efficiency.

While construction remains our largest vertical, Graybar continues to expand its industrial business.

In 2025, Graybar ranked No. 14 on the 2025 Industrial Distribution Big 50 list of top North American industrial distributors, up two spots from our 2024 position. This marks Graybar's fourth consecutive year on the list.

To accelerate growth in industrial automation, Graybar announced plans in late 2025 to expand this segment of the business. In early 2026, **Kevin Zak** was named Vice President – Industrial Automation to lead this strategy, which includes investing in additional resources and increasing alignment of our industrial automation subsidiaries.

Another area of focus last year was the rapidly growing data center market. Artificial intelligence (AI) has become a major driver of the U.S. economy, increasing demand for reliable power, connectivity and infrastructure. Graybar offers the breadth of products and services needed to support the construction and modernization of data centers of all types, from hyperscale facilities to private enterprise environments.

Graybar's long-term growth strategy aligns with several megatrends that will shape the future of the industry. This includes electrification and energy transition, automation and AI, connectivity, mobility and infrastructure. Working alongside our trusted suppliers, Graybar is well positioned to help customers navigate these trends and sustain long-term growth.

In addition to organic growth, Graybar continues to expand through strategic acquisitions and opportunities. Graybar's strong balance sheet provides the financial flexibility to add capabilities and expand our portfolio as opportunities arise.

Over the past decade, Graybar has acquired 20 companies, each aligned with our long-term growth strategy. Last year, Advantage Industrial Automation acquired Orbit Motion Systems in January, and Valin Corporation acquired Burns Controls in July. In March of this year, Graybar acquired Broken Arrow Electric Supply. We are excited to welcome these businesses and their employees to Graybar, and we are confident they will play an important role in the company's ongoing success.

TRANSFORMING TODAY. SHAPING TOMORROW.

  

As the world around us moves faster than ever, Graybar is making strategic investments to keep our company relevant, strong and growing. That commitment led to the launch of Graybar Connect, a multi-year business transformation program.

Graybar Connect was designed to introduce new technologies, streamline business processes and implement faster, easier ways to get work done, all with the goal of positioning the company for long-term success while sustaining our employee ownership culture.

The first phase of Graybar Connect focused on implementing SAP S/4HANA as the company's new ERP system, replacing SAP ECC, and launching Master Data Governance. Thanks to the dedication and hard work of employees across the organization, Graybar maintained high service levels and consistent operations throughout the transition.

With this technology in place, we now have a solid data and technology foundation to support the next phase of our transformation – Graybar Connect 2.0. This phase emphasizes enhancing our operating model and expanding our capabilities to increasingly leverage the power of AI.

Graybar recognizes AI as a powerful enabler of productivity, growth and innovation. To lead this strategy, **Ed Fenton** was named Vice President – Artificial Intelligence and Digital Transformation in July of 2025. Under Ed's leadership, Graybar is piloting and deploying AI across the business to unlock new levels of efficiency and performance. Initial efforts focus on automating manual tasks, accelerating response times and improving accuracy for quotes, order entry and customer requests.

By handling routine, time-consuming tasks, AI allows employees to concentrate on high-value sales and service opportunities that strengthen relationships and fuel growth.

Looking ahead, Graybar is exploring additional AI use cases and adapting our operating model to unlock the potential of both the technology and the employees who are so vital to the company's success.

Graybar is also transforming its logistics and supply chain capabilities to provide an unrivaled customer experience across North America. In September of 2025, Graybar announced plans to significantly increase warehouse capacity across several high growth U.S. metropolitan areas by introducing project-focused STAR distribution centers.

STAR—an acronym for Storage, Transport, and Readiness—centers, will bring critical materials closer to the job site and enhance Graybar's ability to deploy labor-saving services and customized delivery options to keep large, complex construction projects on schedule.

Last year, Graybar opened STAR Centers in Reno, Nev., Dallas, Texas, Atlanta, Ga., and Columbus, Ohio. The company plans to open additional STAR Centers in 2026.

Beyond STAR Centers, Graybar plans to open two new service centers and expand or relocate several branches in 2026. In total, these expansion efforts will increase our facility footprint to more than 16 million square feet of space.

Our logistics network is enabled with leading technology to enhance safety and efficiency. In our service centers, Graybar has implemented autonomous floor scrubbers and automated cycle counting that can scan the entire warehouse and provide AI-driven insights. As we look to the future, Graybar will continue to explore new technologies and tools that automate our operations and raise the bar on our service capabilities.

# POWERED BY OUR PEOPLE. DRIVEN BY OUR PURPOSE.


GraybaR
GraybaR connect

  

Employee ownership is the heart and soul of our company. It defines who we are and what we stand for. It also gives us a sense of purpose, as we collectively work to serve our customers and help our company grow.

As we transform our company for the future, our people remain the key to our long-term success. From employee development programs to National Training Conferences and industry training, Graybar is preparing the next generation of employees who will carry our company forward.

Graybar's Summer Internship and Leadership Trainee Programs continue to provide real-world experience for those beginning their careers in distribution. Our internship program was recognized by Vault as one of the 150 Best Internships, earning high marks in sales, marketing, communications and networking opportunities. Graybar's commitment to leadership excellence also earned a Silver Stevie Award for Great Employers in the Leadership Development category.

Graybar is committed to the long-term viability of the construction industry. We are a Premier Partner with the National Electrical Contractors Association (NECA) and a Platinum Partner with the Independent Electrical Contractors (IEC). We also support ELECTRI International and its mission to conduct research and education for the construction industry. In addition, Graybar is addressing the industry's skilled labor challenges through its Construction Trades Scholarship Program, which was launched in 2019. Last year, the company increased the award to $2,500 to encourage greater interest in the trades.

Graybar is actively involved in other industry organizations, including the National Association of Wholesaler-Distributors (NAW), the National Association of Electrical Distributors (NAED), the National Electrical Manufacturers Representatives Association (NEMRA) and the National Electrical Manufacturers Association (NEMA), among others. In 2026, **Kathy Mazzarella** is serving as chair of the NAW Board of Directors.

In addition to supporting our industry, we also invest in our communities. Last May, a devastating tornado swept through Graybar's hometown of St. Louis, displacing countless families and causing widespread destruction. In response, Graybar donated $400,000 to disaster relief efforts that addressed both immediate needs and long-term recovery for affected residents. Graybar teamed up with several customers and industry organizations to provide relief through ReConnect STL, which was selected by the St. Louis Business Journal as a winner of its 2026 Innovation in Philanthropy Award.

Our commitment to helping one another is also embodied in the Graybar Family Foundation (GFF), which provides financial assistance to employees facing unforeseen hardship, such as natural disasters or medical emergencies. The annual Graybar Gives Back Run/Walk unites employees, retirees, friends and family to raise funds for GFF. In 2025, the event set a record, raising more than $22,800 to support employees in need.

Graybar's Women Influencing Graybar's Success (WINGS) organization provides opportunities for networking, professional development and community involvement. Last year's WINGS networking breakfast at the fall National Training Conference was the largest gathering in the history of the organization, underscoring the vital role of WINGS across the company.

In 2025, Graybar was also proud to be named one of America's Most Trusted Companies by Forbes, one of the 100 Most Loved Workplaces by The Wall Street Journal and a US Best Managed Company by Deloitte Private and The Wall Street Journal. Additionally, Graybar earned a place on Selling Power's 60 Best Companies to Sell For list for the 20th consecutive year and was recognized on Fortune's World's Most Admired Companies list for the 24th year. And we were named a Top Workplaces USA Award winner for the fifth consecutive year.

# BOARD OF DIRECTORS

**AS OF APRIL 1, 2026**



**KATHLEEN M. MAZZARELLA**
Chairman, President and
Chief Executive Officer



**DAVID A. BENDER**
Senior Vice President –
East Region



**BRIAN P. DELANEY**
Senior Vice President –
West Region and Subsidiaries



**MATTHEW W. GEEKIE**
Senior Vice President –
Secretary and General Counsel



**RICHARD H. HARVEY**
District Vice President –
New York and Boston Districts



**ANDREW C. IPSON**
Senior Vice President –
Sales and Service



**WILLIAM P. MANSFIELD**
Senior Vice President – Strategy
and Business Development



**DAVID M. MEYER**
Senior Vice President and
Chief Financial Officer



**BEVERLY L. PROPST**
Senior Vice President –
Human Resources



**DANNA B. STONE**
Senior Vice President –
Marketing



**ANNUAL REPORT ON FORM 10-K**

for the fiscal year ended December 31, 2025

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-00255

**GRAYBAR ELECTRIC COMPANY, INC.**
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **New York** | **13-0794380** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **34 North Meramec Avenue, St. Louis, Missouri** | **63105** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**(314) 573 - 9200**
*(Registrant's telephone number, including area code)*

Securities registered pursuant to Section 12(b) of the Act: **None**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| N/A | N/A | N/A |

Securities registered pursuant to Section 12(g) of the Act: **Common Stock - Par Value $1.00 Per Share with a Stated Value of $20.00**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ |
| Non-accelerated filer ☒ | Smaller reporting company ☐ |
| | Emerging growth company ☐ |

If an emerging company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate stated value of the Common Stock beneficially owned with respect to rights of disposition by persons who are not affiliates (as defined in Rule 405 under the Securities Act of 1933) of the registrant on June 30, 2025, was $639,507,460 Pursuant to a Voting Trust Agreement, dated as of March 3, 2017, approximately 83.0% of the outstanding shares of Common Stock was held of record by four Trustees who were each directors or officers of the registrant and who collectively exercised the voting rights with respect to such shares at such date. The registrant is 100% owned by its active and retired employees, and there is no public trading market for the registrant's Common Stock. See Item 5 of this Annual Report on Form 10-K.

The number of shares of Common Stock outstanding at March 1, 2026 was 32,940,664.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the documents listed below have been incorporated by reference into the indicated Part of this Annual Report on Form 10-K:
Information Statement relating to the 2026 Annual Meeting of Shareholders – Part III, Items 10-14

**Graybar Electric Company, Inc. and Subsidiaries**
**Annual Report on Form 10-K**
**For the Fiscal Year Ended December 31, 2025**

**Table of Contents**

# PART I

# CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements of Graybar Electric Company, Inc. and its subsidiaries (collectively referred to as "Graybar" or the "Company" and sometimes referred to as "we", "our", or "us"), the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2025, included in this Annual Report on Form 10-K. The results shown herein are not necessarily indicative of the results to be expected in any future periods.

Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and other similar expressions. We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the PSLRA. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on our operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the commercial, industrial building, and residential construction industries; a sustained interruption in the operation of our information systems; business interruption due to our ERP system upgrade; cyber-attacks; volatility in the prices of industrial commodities; increased funding requirements and expenses related to our pension plan; disruptions in our sources of supply; the inability, or limitations on our ability to borrow under our existing credit facilities or any replacements thereof; adverse legal proceedings or other claims; compliance with changing governmental regulations; a pandemic, epidemic, or other public health emergency; and the inability, or limitations on our ability, to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless otherwise required by applicable securities law. Further information concerning our business, including additional factors that could materially impact our financial results, is included herein and in our other filings with the United States Securities and Exchange Commission (the "SEC" or "Commission"). Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K.

All dollar amounts in this Annual Report on Form 10-K are stated in millions except for share and per share data.

## Item 1.  Business

## The Company

Graybar is a leading North American distributor of electrical, industrial, automation and connectivity products and is a provider of related supply chain management and logistics services. We primarily serve customers in the construction, commercial, institutional and government ("CIG"), and industrial & utility vertical markets ("vertical" or "verticals"), with products and services that support new construction, infrastructure updates, building renovation, facility maintenance, repair and operations ("MRO"), and original equipment manufacturers ("OEM").

Through a network of 355 locations across the United States and Canada, we serve approximately 150,000 customers. Our business is primarily based in the United States ("U.S."). We also have subsidiary operations with distribution facilities in Canada and Puerto Rico.

We distribute approximately two million products purchased from over 6,000 manufacturers and suppliers. In our primary role as third-party wholesale distributor, we neither manufacture nor contract to manufacture the products that we sell.

We generally finance our inventory through the collection of trade receivables and trade accounts payable terms with our suppliers. We use short-term borrowing facilities to finance inventory purchases and other operating expenses when necessary, and we have not historically used long-term borrowings for this purpose.

In addition to our extensive product offering, we provide a wide range of supply chain management services, that when combined with our network of locations, are designed to deliver convenience, cost savings and improved efficiency for our customers.

We were incorporated in 1925 under the laws of the State of New York. Our active and retired employees own 100% of our common stock. There is no public trading market for our common stock.

Our internet address is www.graybar.com. Information on our website does not constitute a part of this Annual Report on Form 10-K.

## Competition

Our industry is comprised of thousands of local and regional distributors, along with several large national and global distributors. Graybar is among the largest distributors of electrical, industrial, automation and connectivity products to the construction, CIG, and industrial & utility verticals in North America. Our industry is highly competitive, and we estimate that the top five distributors account for approximately 40% of the total U.S. market. Some of our largest competitors have greater global geographic scope, which may provide them an advantage, particularly with certain multi-national customers.

Our industry is influenced by economic and regulatory factors that impact rates of new construction, as well as customers' or end users' decisions to invest in renovation and expansion of facilities and infrastructure. The industry is also affected by changes in technology, both in the products that are typically sold through distribution and in the ways customers choose to transact business with distributors. Driven by customers' omnichannel buying preferences and their desire to increase efficiency and productivity, digitalization is becoming increasingly important to both manufacturers and distributors in our industry.

Our pricing reflects the value associated with the products and services that we provide. We consider our prices to be generally competitive. We believe that, while price is an important customer consideration, the services we provide distinguish us from many of our competitors, whether they are distributors or manufacturers selling directly to our customer base. We view our ability to quickly supply our customers with a broad range of products through conveniently located distribution facilities as a competitive advantage that customers value.

## Markets Served

Graybar serves a wide range of customers within certain primary verticals. The largest of these verticals is construction, which accounted for more than half of our sales in 2025. Customers within this vertical include various types of contractors and installers that perform new construction and renovation of commercial and industrial facilities and utility infrastructure.

The other verticals we serve are CIG and industrial & utility. The CIG vertical includes a broad range of commercial office, warehouse, and retail facilities, federal, state, and local governmental agencies, and the education and health care sectors. The industrial & utility vertical includes customers and products for MRO, OEM, broadband utility and electrical transmission and distribution infrastructure.

## Products and Suppliers

We distribute approximately two million products purchased from over 6,000 manufacturers and suppliers. More than 100,000 of these products are stocked in our warehouses, allowing us in most cases to provide customers with convenient, local access to the items they need every day. When the specialized nature or size of a particular shipment warrants, we arrange to ship products directly from our suppliers; otherwise, orders are filled from our own on-hand inventory. On a dollar volume basis, we filled approximately 60% of customer orders from this on-hand inventory in both 2025 and 2024.

Approximately 50% of the products we sold during 2025 were purchased from our top 25 suppliers.  However, we generally have the ability to purchase from more than one supplier for any product type, which allows us to offer alternative sources of comparable products for nearly all products.  The products we distribute can be generally identified as follows:

- Power Distribution Equipment
- Building and Industrial Wire and Cable
- Lighting Fixtures
- Telecommunications Materials
- Automation and Controls
- Conduit and Tray
- Communication Wire and Cable
- Data Connectivity

- Data Cables and Data Cords
- Fittings
- Miscellaneous MRO Products
- Fasteners
- Electronic Equipment
- Wiring Devices
- Enclosures
- LED, Incandescent and Fluorescent Lamps

These products may be sold into any of the verticals we target, depending on a customer's or end user's needs.  Our sales force is empowered to sell any of these products or related services to any customer, in some cases with the support of specialists who are trained in specific industries and/or new technologies.

Maintaining strong relationships with our suppliers is important to our business, and we enjoy longstanding relationships with several of our suppliers (or their predecessors).  However, most of our supplier agreements are nonexclusive national or regional distributorships, terminable upon 30 to 90 days' notice by either party.

**Sales and Distribution**

We sell products and services manufactured or provided by others primarily through a network of sales offices and distribution facilities located throughout the U.S.  We operate multiple distribution facilities in each geographic district, each of which carries an inventory of products and operates as a wholesale distributor for the territory in which it is located.  Some geographic districts have sales offices that do not carry inventory.  In addition, we have twenty-two regional distribution centers containing inventories of both standard and specialized products.  The regional distribution centers replenish inventories carried at our other U.S. distribution facilities and make shipments directly to customers.  We also have subsidiary operations with distribution facilities located in the U.S. and Canada and a single distribution facility in Puerto Rico.

**Human Capital**

Employees

As of December 31, 2025, Graybar had approximately 10,000 employees across the U.S., Canada, and Puerto Rico.  Approximately 5,400 employees were employed in sales and service positions, 2,800 in supply chain positions, and the remainder in operations and other business functions.  Approximately 2% of our employees are covered by collective bargaining agreements.

Culture and Values

Graybar's culture is defined by the core values of integrity, a long-term view, employee ownership, and customer focus.  With these values as the foundation, Graybar strives to achieve profitable long-term growth, deliver an exceptional customer experience, and create a positive work environment that brings out the best in our employees.

Consistent with Graybar's core values, we welcome people from all backgrounds, cultures, and experiences into our company.  We want each of our employees to know that they matter and to feel a sense of ownership and connection at Graybar.  We believe that everyone should be treated with dignity and respect, and we work to build a collaborative environment where our employees can grow, learn, and make a difference, both as individuals and as part of the team.

<u>Safety</u>

The safety of our employees is a top priority, and our locations follow consistent safety protocols to prevent injuries and accidents. Our safety program includes ongoing training, hazard communications, and supplying personal protective equipment to employees. We also use technology in our fleet of vehicles to improve safety on the road.

<u>Compensation and Benefits</u>

Graybar's comprehensive compensation and benefits programs are designed to attract, retain, and reward employees. We offer multiple benefit plan options for medical, prescription, and dental insurance. We also provide short and long-term disability benefits at no cost. The Company offers other benefits such as life insurance, well-being programs and resources, paid vacation and holidays, profit sharing and 401(k) plans, and employee discounts.

<u>Talent Acquisition, Learning, and Development</u>

Graybar has a long track record of hiring talented employees, investing in employee development, and providing opportunities for employees to advance within the company. All employees are assigned core training requirements based on their role and have access to a large library of online courses from which they can expand their knowledge. In addition to online learning, we host training conferences for employees and offer development programs for interns, early-career employees, sales employees, managers, and leaders. We also offer tuition reimbursement and student loan repayment programs.

**Item 1A. Risk Factors**

Our liquidity, financial condition, and results of operations are subject to various risks, including, but not limited to, those discussed below. The risks outlined below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our liquidity, financial condition, and results of operations.

**Our sales fluctuate with general economic conditions, particularly in the commercial, industrial, and residential building construction industries.** Our operating locations are widely distributed geographically across the U.S. and, to a lesser extent, Canada. Customers for our products and services are similarly diverse – we have approximately 150,000 customers, and our largest customer accounts for approximately 2% of our total sales. While our geographic and customer concentrations are relatively low, our results of operations are nonetheless dependent on favorable conditions in both the general economy and the construction industry. In addition, conditions in the construction industry are greatly influenced by the availability of project financing and the cost of borrowing.

**Our daily activities are highly dependent on the uninterrupted operation of information systems.** We are a recognized industry leader for our use of information technology in all areas of our business – sales, customer service, inventory management, finance, accounting, and human resources. We maintain redundant information systems as part of our disaster recovery program and, if necessary, are able to operate in many respects using a paper-based system to help mitigate a complete interruption in our information processing capabilities. We also rely on the information systems of third parties to achieve some of our business objectives. Nonetheless, our information systems and those of third parties, including cloud service providers, remain vulnerable to natural disasters, wide-area telecommunications or power utility outages, terrorist or cyber-attacks, or other major disruptions. A sustained interruption in the functioning of information systems, however unlikely, could lower income from operations by negatively impacting net sales, expenses, or both.

**We may experience business interruptions as a result of our Enterprise Resource Planning ("ERP") system upgrade.** In fiscal year 2023, we initiated the process of upgrading our ERP system, which was completed during fiscal year 2025. This upgrade has required and will continue to require significant financial and human capital resources. The upgrade has resulted in and may continue to result in changes to many of our existing operational, financial, and administrative business processes, including, but not limited to, our budgeting, purchasing, receiving, provisioning, servicing, accounting, and reporting processes. The upgraded ERP system has necessitated the implementation of new internal controls and modifications to existing internal control frameworks and procedures.

If technical problems or other significant issues arise in connection with the operation of the upgraded ERP system, it could have a material adverse impact on our operations, business, financial results, and financial condition. Additionally, any delays or disruptions due to the upgraded ERP system could lead to business interruptions, negatively affecting our ability to serve customers and manage our operations efficiently. We are taking steps to mitigate these risks, including continuous monitoring of the ERP system operation. However, there can be no assurance that these measures will be successful in preventing potential disruptions.

**Our business and our reputation could be adversely affected by cyber-attacks against our information systems, material breaches of sensitive data or changes in regulations relating to obligations to protect systems, assets, and data from the threat of cyber-attacks.** Cyber-attacks designed to gain access to sensitive information and/or compromise mission-critical systems of large organizations are constantly evolving. High profile cyber-security incidents leading to unauthorized release of confidential information or ransoming of information systems have occurred at a number of major U.S. companies, despite widespread recognition of the cyber-attack threat and generally improved cyber-security protections. While we have invested in the protection of our information technology and maintain what we believe are adequate security procedures and controls over information systems and financial and other sensitive data, the risks to our information systems and data are evolving rapidly. These risks are also applicable where we rely on outside vendors to provide services, which typically operate in a cloud environment. We are dependent on these third-party vendors to operate secure and reliable systems. A material breach in our systems or those of our third party providers that results in system compromise or the unauthorized release of sensitive data, including without limitation, personally identifiable information, could have a material adverse effect on our reputation and lead to financial losses from remedial actions, loss of business, or potential liability. A cyber-security incident resulting in the unauthorized release of sensitive data or compromise of our information systems or those of third parties could also materially increase the costs we already incur to protect against such risks. While we also seek to obtain assurances that third parties we interact with will protect sensitive information, there is a risk that such data may be compromised. In addition, as the regulatory environment relating to a company's obligation to protect information systems and sensitive data becomes more strict, a material failure on our part to comply with applicable regulations could subject us to fines, regulatory sanctions and lawsuits.

**Our results of operations are impacted by changes in industrial commodity and other prices.** Many of the products we sell are subject to wide and frequent price fluctuations. For example, some of the products we sell are composed primarily of copper, steel, or petroleum-based resins, including poly-vinyl chlorides ("PVC"), or other industrial commodities that have been subject to price volatility during the past several years. Examples of such products include wire and cable, conduit, enclosures, and fittings. Our gross margin rate on these products is relatively constant over time, though not necessarily in the short term. Therefore, if the cost of these products to us declined, pricing to our customers may decrease. Alternatively, if the cost of these products to us increased, our sales prices to customers may increase, and demand from our customers may decrease. This impacts our results of operations by lowering both overall sales and gross margin.

**We may experience losses or be subject to increased funding and expenses related to our pension plan.** A decline in the market value of plan assets or a change in the interest rates used to measure the required minimum funding levels and the pension obligation may increase the funding requirements of our defined benefit pension plan, the pension obligation itself, and pension expenses. Government regulations may accelerate the timing and amounts required to fund the plan. Demographic changes in our workforce, including longer life expectancies, increased numbers of retirements, and age at retirement may also cause funding requirements, pension expenses, and the pension obligation to be higher than expected. Any or all of these factors could have a negative impact on our liquidity, financial position, and/or our results of operations.

**We purchase all of the products we sell to our customers from other parties.** As a wholesale distributor, our business and financial results are dependent on our ability to purchase products from manufacturers not controlled by us that we, in turn, sell to our customers. Approximately 50% of our purchases are made from only 25 manufacturers. Disruptions in sources of supply for our manufacturers could occur due to factors beyond our or their control. These factors could include economic downturns, recessions, natural or human induced disasters, cybersecurity attacks, extreme weather, geopolitical unrest, new, threatened or increased tariffs, trade issues and policies, labor problems or shortages experienced by our suppliers or others in the supply chain, transportation availability, staffing and cost, shortage of raw materials, supplier consolidation, unilateral product cost increases by suppliers of products in short supply, inflation and other factors, any of which could adversely affect a supplier's ability to manufacture or deliver products or could result in an increase in our product costs, including increases that we may not be able to pass on to our customers. A sustained disruption in our ability to source products from vendors at historical costs could have a material impact on our ability to fulfill customer orders, resulting in lost net sales, lost gross margin, and, in rare cases, damages for late or non-delivery.

**Our borrowing agreements contain financial covenants and certain other restrictions on our activities and those of our subsidiaries.** Our amended revolving credit facility and private placement shelf agreements impose contractual limits on, among other things, indebtedness, liens, changes in the nature of business, investments, mergers and acquisitions, the issuance of equity securities, the disposition of assets and the dissolution of certain subsidiaries, transactions with affiliates, as well as securitizations, factoring transactions, and transactions with sanctioned parties or parties in violation of certain U.S. or Canadian anti-corruption and anti-money laundering laws. In addition, we are required to maintain acceptable financial ratios relating to debt leverage and interest coverage. Our failure to comply with these obligations may cause an event of default and may trigger an acceleration of the debt owed to our creditors or limit our ability to obtain additional credit under these facilities. While we expect to remain in compliance with the terms of our amended revolving credit facility and private placement shelf agreements, our failure to do so could have a negative impact on our ability to borrow funds and maintain acceptable levels of cash flow from financing activities.

**We are subject to legal proceedings and other claims arising out of the conduct of our business.** These proceedings and claims relate to public and private sector transactions, product liability, contract performance, and employment matters. On the basis of information currently available to us, we do not believe that existing proceedings and claims will have a material impact on our financial position or results of operations. However, litigation is unpredictable, and we could incur judgments or enter into settlements for current or future claims that could adversely affect our financial position or our results of operations in a particular period.

More specifically with respect to asbestos litigation, as of December 31, 2025, 3,584 individual cases and 56 multiple-plaintiff cases are pending that allege actual or potential asbestos-related injuries resulting from the use of or exposure to products allegedly sold by us. Additional claims will likely be filed against us in the future. Our insurance carriers have historically borne virtually all costs and liability with respect to this litigation and are continuing to do so. Accordingly, our future liability with respect to pending and unasserted claims is dependent on the continued solvency of our insurance carriers. Other factors that could impact this liability are: the number of future claims filed against us; the defense and settlement costs associated with these claims; changes in the litigation environment, including changes in federal or state law governing the compensation of asbestos claimants; adverse jury verdicts in excess of historic settlement amounts; and bankruptcies of other asbestos defendants. Moreover, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these uncertainties, we believe that our asbestos reserves represent the best estimate within a range of possible outcomes, over an extended period of time, less than or equal to recorded corresponding anticipated recoverable insurance proceeds. As part of the process to develop these off-setting estimates of future asbestos costs and insurance proceeds, a range of long-term cost and recovery models of future asbestos costs was developed. These models are based on national studies that predict the number of people likely to develop asbestos related diseases and are influenced by assumptions regarding long-term inflation rates for indemnity payments and defense costs, as well as other variables previously mentioned. Because any of these factors may change, our future exposure is unpredictable, and it is possible that we may incur costs that would have a material adverse impact on our liquidity, financial position, or results of operations in future periods.

**Compliance with changing government regulations may result in increased costs and risks to the company.** Our public company and multi-national customers are increasingly subject to governmental regulation globally. Existing and future laws and regulations may impede our growth. These regulations and laws may cover, among other things, public health, taxation, privacy, data protection, pricing, content, copyrights, distribution, energy consumption and climate protection, environmental regulation, human rights, electronic contracts, communications and marketing, consumer protection, the design and operation of websites, and the characteristics and quality of products and services. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business. If we are not able to obtain for certain customers the information that they require in part as a result of these regulations, they may limit their business with us. These regulatory and customer-driven requirements may increase our operating costs, and, due to competitive pressures, we may not be able to increase our prices sufficiently to avoid a reduction in our income from operations.

**A pandemic, epidemic or other public health emergency could have a material adverse effect on our business, results of operations, financial condition and cash flows.** The impacts relating to the potential effect of a pandemic, epidemic, or other public health emergency similar to the COVID-19 pandemic on our business and the costs that we may incur as a result cannot be reasonably estimated but could be material. These events can put pressure on our supply chain due to several factors, including, but not limited to, global logistics and raw material and labor availability. Depending on the scope and duration of supply chain disruptions, we may experience further increases in product and related costs which we may not be able to pass on to our customers. This could result in a reduction in gross margin dollars and loss of net sales due to product unavailability or delay. In addition, if our customers are directly impacted by business curtailments or weak market conditions, this may result in lower net sales and higher than expected bad debt losses, which could impact our results of operations and our cash flows from operating activities. In the event that our operating performance or that of our suppliers were to decline, our vendor allowances could also be reduced, which could negatively impact our results of operations.

**The value to our shareholders of our common stock depends on the regular payment of dividends, which are paid at the discretion of our Board of Directors.** The purchase price for our common stock under our purchase option is the same as the issue price. Accordingly, as long as we exercise our option to purchase, appreciation in the value of an investment in our common stock is dependent primarily on our ability and our Board of Directors' willingness to declare dividends. Although cash dividends have been paid on the common stock each year since 1929, as with any corporation's common stock, payment of dividends is subject to the discretion of our Board of Directors.

**There is no public trading market for our common stock.** Our common stock is 100% owned by active and retired employees. Common stock may not be sold by the holder thereof, except after first offering it to us. Although we are not required to do so, we have always exercised this purchase option in the past and expect to continue to do so. As a result, no public trading market for our common stock exists, nor is one expected to develop.  This lack of a public trading market for our common stock may limit our ability to raise large amounts of equity capital, which could constrain our long-term business growth.

**Item 1B.  Unresolved Staff Comments**

Not applicable.

**Item 1C. Cybersecurity**

Risk Management and Strategy

We have implemented a cybersecurity program to assess, identify, and manage risks from cybersecurity threats.  Our efforts are designed to maintain the confidentiality, integrity, and availability of our information and operational technology systems and the data stored on those systems.

The program includes:
- Periodic risk assessments to identify and assess cybersecurity risks and vulnerabilities in our information technology systems;
- Security event monitoring, management, and incident response;
- Third party engagements to perform periodic penetration testing and reviews of program maturity based on industry standard frameworks;
- Reviews by our internal audit team of the effectiveness of information technology-related internal controls;
- Cybersecurity risk assessments of our third-party vendors; and
- Employee training, including regular phishing simulations.

We have a standing risk committee.  The purpose of the risk committee is to oversee a sustainable dynamic process that enables enterprise-wide cross-functional analysis and assessment of risks that may threaten the Company or provide opportunities to leverage resources to create growth opportunities.  Under its charter, the risk committee is to be comprised of at least three members of the Board, selected by the President.  The committee has established a working group that is comprised of representatives from the following functional areas of the Company: treasury, human resources, legal, supply chain management, sales, and marketing.  Currently, the Senior Vice President, Secretary and General Counsel, a member of the risk committee, apprises the Board quarterly of the working group and this Committee's activities.

Cybersecurity threats on our information systems are included as a topic considered by our risk committee working group which identifies, assesses and makes related recommendations for managing a number of risks, including cybersecurity threats.  This working group is charged with addressing the full spectrum of its risks and managing the potential individual as well as combined impact of those risks as an interrelated risk portfolio.  Moreover, the group engages subject matter experts from various departments within the Company to engage in a bi-annual exercise designed to identify potential worse case scenarios, the estimated likelihood of each, and the potential financial impact of each risk, as well as to prioritize such risks, including the risk of a cybersecurity threat.

As a result of these and other initiatives, we believe we have appropriate processes in place, including in many cases, related contractual provisions, as well as appropriate physical and administrative controls, that are designed to allow oversight and identification of cybersecurity threats related to our use of third-party service providers.

Governance

The Audit Committee charter provides that the committee shall review, at least annually, the Company's cybersecurity program and shall receive frequent updates on cybersecurity and the development of Company's cyber strategy and the Company's corresponding information technology emergency response plan.  Our director, information security, reports at least quarterly to the Audit Committee during its regularly scheduled meetings, and engages in weekly dialogue with the Chair of the Audit Committee and Senior Vice President, Secretary and General Counsel, with respect to matters identified by our information technology department.

Impact of Cybersecurity Events

In the fourth quarter of 2025, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, materially affected or would reasonably be likely to materially affect Graybar, including our business strategy, results of operations or financial condition.

## Item 2. Properties

We operate in thirteen geographical districts in the U.S., each of which maintains multiple distribution facilities that consist primarily of warehouse space. A small portion of each distribution facility is used for offices. Some districts have sales offices that do not carry an inventory of products. Facilities range in size from 800 to 251,000 square feet, with the average being approximately 36,000 square feet. We also have regional distribution centers ranging in size from 130,000 to 324,000 square feet. Our subsidiaries have sales and distribution facilities ranging in size from 1,000 to 125,000 square feet.

Our headquarters are located in St. Louis, Missouri in an 83,000 square foot building owned by us.

## Item 3. Legal Proceedings

There are presently no pending legal proceedings that are expected to have a material impact on the Company or its subsidiaries.

## Item 4. Mine Safety Disclosures

Not applicable.

## Supplemental Item. Executive Officers of the Registrant

The following table lists the name, age as of March 1, 2026, position, offices and certain other information with respect to our executive officers. The term of office of each executive officer will expire upon the appointment of his or her successor by the Board of Directors.

| Name | Age | Business experience last five years |
|------|-----|-------------------------------------|
| D. A. Bender | 60 | Senior Vice President - East Region, January 2025 to present; Regional Vice President, January 2023 to December 2024; Vice President - Business Performance, January 2021 to December 2022. |
| B. P. Delaney | 49 | Senior Vice President - West Region and Subsidiaries, January 2025 to present; Regional Vice President - North American Subsidiaries, January 2023 to December 2024; Vice President - Marketing & Strategic Planning, January 2022 to December 2022; District Vice President, January 2019 to December 2021. |
| D. E. DeSousa | 67 | Chief of Staff, January 2025 to present; Senior Vice President, General Manager, August 2020 to January 2025. |
| M. W. Geekie | 64 | Senior Vice President, Secretary and General Counsel, August 2008 to present. |
| A. C. Ipson | 52 | Senior Vice President - Sales and Service, January 2026 to present; Senior Vice President - Supply Chain Management, January 2025 to December 2025; District Vice President, January 2022 to December 2024; Vice President - Strategic Accounts, January 2021 to December 2021. |
| W. P. Mansfield | 63 | Senior Vice President - Strategy and Business Development, January 2022 to present; Senior Vice President - Marketing, May 2017 to December 2021. |
| K. M. Mazzarella | 65 | Chairman of the Board, January 2013 to present; President and Chief Executive Officer, June 2012 to present. |
| D. M. Meyer | 54 | Senior Vice President and Chief Financial Officer, April 2022 to present; Vice President - North American Subsidiaries, January 2022 to March 2022; Vice President and Chief Information Officer, March 2015 to December 2021. |
| B. L. Propst | 56 | Senior Vice President - Human Resources, June 2009 to present. |
| D. B. Stone | 48 | Senior Vice President - Marketing, January 2025 to present; Vice President - Marketing, January 2024 to December 2025; Vice President - Category Management , January 2022 to December 2023; District Vice President, January 2015 to December 2021. |

**Item 5.  Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is 100% owned by active and retired employees, and there is no public trading market for our common stock.  Since 1928, a significant majority of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements.  Under applicable New York law, a voting trust may not have a term greater than ten years.  Accordingly, a new Voting Trust Agreement was established effective March 6, 2026, which expires on March 5, 2036.  At December 31, 2025, approximately 83% of our outstanding common stock was held in the voting trust that would have expired on March 1, 2027.  The participation of shareholders in the voting trust is voluntary at the time the voting trust is created, but is irrevocable during its term.  Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record.  Shareholders may elect to participate in the voting trust at any time during the term of the voting trust.  As of March 6, 2026, 4,833 shareholders owning 21,795,003 shares of common stock, or approximately 66%, of the total shares outstanding, have deposited their shares into the new Voting Trust Agreement.

No holder of our common stock or voting trust interests representing our common stock ("common stock", "common shares", or "shares") may sell, transfer or otherwise dispose of any shares without first offering us the option to purchase those shares at the price at which they were issued.  We also have the option to purchase at the issue price the common shares of any shareholder who ceases to be an employee for any reason other than death or "retirement" (as defined in our amended restated certificate of incorporation), and on the first anniversary of any holder's death.  In the past, we have always exercised these purchase options, and we expect to continue to do so in the foreseeable future.  However, we can make no assurance that we will continue to exercise our purchase option in the future.  All outstanding shares have been issued at $20.00 per share.

The following table sets forth information regarding purchases of common stock by the Company for the three months ended December 31, 2025, all of which were made pursuant to the foregoing provisions:

**Issuer Purchases of Equity Securities**

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs |
|---|---|---|---|
| October 1 to October 31, 2025 | 120,024 | $20.00 | N/A |
| November 1 to November 30, 2025 | 51,552 | $20.00 | N/A |
| December 1 to December 31, 2025 | 22,733 | $20.00 | N/A |
| Total | 194,309 | $20.00 | N/A |

**Capital Stock at December 31, 2025**

| Title of Class | Number of Security Holders | Number of Shares |
|---|---|---|
| Voting Trust Interests issued with respect to Common Stock | 6,115 | 26,887,188 |
| Common Stock | 1,333 | 5,523,210 |
| Total | 7,448 | 32,410,398 |

| Dividend Data (in dollars per share) | | Year Ended December 31, | |
|---|---|---|---|
| Period | | 2025 | 2024 |
| First Quarter | $ | 0.30 | $ 0.30 |
| Second Quarter | | 0.30 | 0.30 |
| Third Quarter | | 0.30 | 0.30 |
| Fourth Quarter | | 6.10 | 6.10 |
| Total | $ | 7.00 | $ 7.00 |

**Item 6.  Reserved**

**Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations**

Management's Discussion and Analysis provides a narrative description of the Company's results of operations, financial condition, liquidity, and cash flows for the years ended December 31, 2025 and 2024.  This discussion should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.  For comparison of the results of operations relating to the years ended December 31, 2024 and 2023, refer to our Annual Report on Form 10-K for the year ended December 31, 2024, Part II., Item 7., filed with the SEC on March 13, 2025.

**Business Overview**

Our net sales for the year ended December 31, 2025 totaled $12,875.6 million, compared to $11,645.5 million for the year ended December 31, 2024, an increase of $1,230.1 million, or 10.6%.  Gross margin for the year ended December 31, 2025 increased $152.5 million, or 6.5%, to $2,488.7 million, compared to gross margin of $2,336.2 million for the same twelve-month period ended December 31, 2024.  Our gross margin rate decreased to 19.3% for the years ended December 31, 2025, compared to 20.1% for the year ended December 31, 2024, primarily due to competitive pricing pressures.

Selling, general and administrative ("SG&A") expenses increased $132.6 million, or 7.8%, to $1,823.8 million for the twelve months ended December 31, 2025, from $1,691.2 million for the year ended December 31, 2024, primarily due to higher compensation, rent, and maintenance costs.  SG&A expenses as a percentage of net sales decreased to 14.1% for the year ended December 31, 2025, compared to 14.6% for the same twelve-month period in 2024.

Income from operations increased $5.5 million, or 1.0%, to $581.7 million for the twelve months ended December 31, 2025, from $576.2 million for the same twelve-month period last year.  Net income attributable to Graybar for the twelve months ended December 31, 2025 increased by $8.3 million, or 2.0%, to $431.4 million for the year ended December 31, 2025 compared to $423.1 million for the same twelve-month period last year.

We continue to see demand for our products and services, particularly in areas such as data centers, electrification, and industrial automation, even as economic uncertainty persists in the markets we serve.  As an employee-owned company, we remain focused on serving our customers, managing our business wisely, and making disciplined investments that support our long-term strategy.  We believe that the successful completion of our ERP system upgrade and the acceleration of our Graybar Connect business transformation program will support our profitable long-term growth, enhance the value we bring to our customers, and reinforce our position as an industry leader.

## Consolidated Results of Operations

The following table sets forth certain information relating to our operations stated in millions of dollars and as a percentage of net sales for the years ended December 31, 2025, 2024, and 2023:

| | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| | Dollars | Percent of Net Sales | Dollars | Percent of Net Sales | Dollars | Percent of Net Sales |
| **Net Sales** | $ 12,875.6 | **100.0 %** | $ 11,645.5 | 100.0 % | $ 11,042.4 | 100.0 % |
| Cost of merchandise sold | **(10,386.9)** | **(80.7)** | (9,309.3) | (79.9) | (8,818.6) | (79.9) |
| **Gross Margin** | **2,488.7** | **19.3** | 2,336.2 | 20.1 | 2,223.8 | 20.1 |
| Selling, general and administrative expenses | **(1,823.8)** | **(14.1)** | (1,691.2) | (14.6) | (1,525.0) | (13.8) |
| Depreciation and amortization | **(86.5)** | **(0.7)** | (80.8) | (0.7) | (66.1) | (0.6) |
| Other operating income, net | **3.3** | **—** | 12.0 | 0.1 | 4.6 | 0.1 |
| **Income from Operations** | **581.7** | **4.5** | 576.2 | 4.9 | 637.3 | 5.8 |
| Non-operating expenses, net | **(2.0)** | **—** | (3.0) | — | (8.0) | (0.1) |
| **Income before Provision for Income Taxes** | **579.7** | **4.5** | 573.2 | 4.9 | 629.3 | 5.7 |
| Provision for income taxes | **(147.3)** | **(1.1)** | (149.1) | (1.3) | (164.9) | (1.5) |
| **Net Income** | **432.4** | **3.4** | 424.1 | 3.6 | 464.4 | 4.2 |
| Net income attributable to noncontrolling interests | **(1.0)** | **—** | (1.0) | — | (1.0) | — |
| **Net Income attributable to Graybar Electric Company, Inc.** | $ **431.4** | **3.4 %** | $ 423.1 | 3.6 % | $ 463.4 | 4.2 % |

## 2025 Compared to 2024

Net sales totaled $12,875.6 million for the year ended December 31, 2025, compared to $11,645.5 million for the year ended December 31, 2024, an increase of $1,230.1 million, or 10.6%. For the year ended December 31, 2025, net sales in our construction, CIG, and industrial & utility verticals increased by 12.6%, 9.7%, and 4.9%, respectively, compared to the year ended December 31, 2024.

Gross margin increased $152.5 million, or 6.5%, to $2,488.7 million for the year ended December 31, 2025, from $2,336.2 million for the year ended December 31, 2024. Our gross margin rate decreased to 19.3% for the year ended December 31, 2025, compared to 20.1% for the year ended December 31, 2024, primarily due to competitive pricing pressures.

SG&A expenses increased $132.6 million, or 7.8%, to $1,823.8 million for the year ended December 31, 2025, compared to $1,691.2 million for the year ended December 31, 2024, mainly due to higher compensation, rent, and maintenance costs. SG&A expenses as a percentage of net sales were 14.1% for the year ended December 31, 2025, compared to 14.6% for the year ended December 31, 2024.

Depreciation and amortization for the year ended December 31, 2025 increased $5.7 million, or 7.1%, to $86.5 million from $80.8 million for the year ended December 31, 2024, primarily due to higher depreciation expense related to capital and leasehold improvements and higher amortization expense of intangible assets associated with our acquisitions.

Other operating income, net totaled $3.3 million for the year ended December 31, 2025, compared to $12.0 million for the year ended December 31, 2024. The decrease is primarily due to lower net gains on disposals of property of $5.1 million for the year ended December 31, 2025, compared to $10.9 million for the year ended December 31, 2024.

Income before provision for income taxes increased $6.5 million, or 1.1%, to $579.7 million for the year ended December 31, 2025, compared to $573.2 million for the year ended December 31, 2024. The increase was primarily due to our increase in gross margin, partially offset by our increase in SG&A expenses.

Our provision for income taxes decreased $1.8 million, or 1.2%, to $147.3 million for the year ended December 31, 2025 from $149.1 million for the year ended December 31, 2024. Our effective tax rate was 25.4% for the year ended December 31, 2025, down from 26.0% for the year ended December 31, 2024. The decrease in the effective tax rate is largely due to a decrease in state income tax expense and an increased federal tax credit benefit.

Net income attributable to Graybar Electric Company, Inc. for the year ended December 31, 2025 increased $8.3 million, or 2.0%, to $431.4 million from $423.1 million for the year ended December 31, 2024.

**Financial Condition and Liquidity**

**Summary**

We manage our liquidity and capital levels so that we have the capability to invest in the growth of our business, meet debt service obligations, pay dividends, finance anticipated capital expenditures, finance information technology needs, make benefit payments, fund acquisitions, and finance other miscellaneous cash outlays.  We believe that maintaining a strong company financial condition enables us to competitively access multiple financing channels and invest in strategic long-term growth plans.

We have historically funded our working capital requirements using cash flows generated by the collection of trade receivables and trade accounts payable terms with our suppliers, supplemented by short-term borrowings on our revolving credit facility, if necessary.  Acquisitions and capital expenditures have been financed primarily with cash from working capital management and short-term borrowings on our revolving credit facility.

**Cash Flows**

The following table summarizes our cash flows from operating, investing and financing activities for each of the past three years:

| Total cash provided by: | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Operating Activities | $ | 477.0 | $ | 379.7 | $ | 623.1 |
| Investing Activities | | (49.0) | | (182.6) | | (484.7) |
| Financing Activities | | (245.3) | | (205.3) | | (109.2) |
| Net Increase (Decrease) in Cash | $ | 182.7 | $ | (8.2) | $ | 29.2 |

Our cash and cash equivalents were $273.1 million at December 31, 2025, an increase of $182.7 million, from $90.4 million at December 31, 2024.  The increase in cash on hand at December 31, 2025 from December 31, 2024 is reflective of strong cash flows from operating activities as a result of increased net income and effective working capital management.  We had no short-term borrowings outstanding at December 31, 2025, compared to short-term borrowings of $22.0 million at December 31, 2024.  Current assets exceeded current liabilities by $1,275.3 million at December 31, 2025, an increase of $201.1 million, or 18.7%, from $1,074.2 million at December 31, 2024.

Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2025 was $477.0 million, compared to net cash flows provided by operating activities of $379.7 million for the year ended December 31, 2024, an increase of $97.3 million.  Cash provided by operating activities for the year ended December 31, 2025 was attributable to net income of $432.4 million, adjusted for non-cash depreciation and amortization expenses of $86.5 million, non-cash operating lease expense of $63.2 million, and increases in trade accounts payable of $268.7 million and other current liabilities of $95.1 million, partially offset by increases in trade receivables of $243.2 million and merchandise inventory levels of $134.9 million, and a decrease in other non-current liabilities of $87.6 million.

The average number of days of sales in trade receivables for the quarter ended December 31, 2025 increased modestly compared to the same three-month period in 2024.  The days in inventory increased modestly for the quarter ended December 31, 2025 compared to the quarter ended December 31, 2024.

Investing Activities

Net cash used by investing activities was $49.0 million for the year ended December 31, 2025, compared to $182.6 million for the year ended December 31, 2024, a decrease in cash used of $133.6 million.  Cash used by investing activities for the year ended December 31, 2025 was primarily the result of capital expenditures for property of $58.0 million, partially offset by insurance proceeds from a property claim of $10.4 million.  Cash used by investing activities for the year ended December 31, 2024 was primarily the result of amounts attributable to acquisitions of $146.3 million, and capital expenditures for property of $58.5 million, partially offset by proceeds from disposals of property of $18.8 million.  For further discussion of our acquisitions, refer to Note 17, "Acquisitions", of the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

<u>Financing Activities</u>

Net cash used by financing activities totaled $245.3 million for the year ended December 31, 2025, compared to net cash used by financing activities of $205.3 million for the year ended December 31, 2024, an increase in cash used of $40.0 million. Cash used for financing activities during the year ended December 31, 2025 was primarily due to dividends paid of $227.1 million and payments on short-term borrowings of $22.0 million. Cash used for financing activities during the year ended December 31, 2024, was primarily due to dividends paid of $225.3 million, partially offset by an increase in short-term borrowings of $22.0 million. Cash dividends paid totaled $7.00 per share, for both years ended December 31, 2025, and 2024.

**Liquidity**

Our cash and cash equivalents were $273.1 million at December 31, 2025, compared to $90.4 million at December 31, 2024. We had a $750.0 million amended, unsecured, committed revolving credit facility with $744.4 million in available capacity at December 31, 2025, compared to available capacity of $724.2 million at December 31, 2024 under the Credit Agreement, as defined in Note 12, "Debt", of the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplemental Data" of this Annual Report on Form 10-K. We had no short-term borrowings at December 31, 2025. We had short-term borrowings of $22.0 million at December 31, 2024, of which all were issued under the Credit Agreement.

At December 31, 2025 and 2024, we also had two uncommitted, unsecured private placement shelf agreements ("Shelf Agreements"). One of the Shelf Agreements is expected to allow us to issue senior promissory notes up to $200.0 million to PGIM, Inc. at fixed rate terms to be agreed upon at the time of any issuance during a three-year issuance period ending in August 2026. Our other Shelf Agreement is expected to allow us to issue senior promissory notes up to $200.0 million to MetLife Investment Management, LLC, and MetLife Investment Management Limited (collectively, "MetLife") and each other MetLife affiliate that becomes party to the agreement at fixed or floating rate economic terms to be agreed upon at the time of any issuance during a three-year issuance period ending in June 2027, and thereafter, for successive three-year periods until either party notifies the other party at least 30 days prior to the then applicable stated period end date of its intent not to extend.

We have not issued any notes under the Shelf Agreements as of December 31, 2025 and 2024. For further discussion related to our Amended Credit Agreement and our Shelf Agreements, refer to Note 12, "Debt", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

We had total letters of credit of $10.6 million outstanding at December 31, 2025, of which $5.6 million were issued under the Amended Credit Agreement. We had total letters of credit of $9.6 million outstanding at December 31, 2024, of which $3.8 million were issued under the Credit Agreement. The letters of credit are issued primarily to support certain workers' compensation insurance policies and support performance under certain customer contracts.

**Contractual Obligations and Commitments**

As of December 31, 2025, we had contractual obligations consisting of $339.0 million in operating lease obligations and $3,043.8 million in purchase obligations. Operating lease obligations consist of both principal and interest payments. Purchase obligations consist of open purchase orders issued in the normal course of business. Many of these purchase obligations may be cancelled with limited or no financial penalties.

Additionally at December 31, 2025, we had $105.4 million of accrued, unfunded pension obligations, and $59.3 million of accrued, unfunded employment-related benefit obligations, of which $49.5 million is related to our postretirement benefit plan.

We expect to make contributions totaling $40.0 million to our qualified defined benefit pension plan during 2026; however, additional contributions may be made at our discretion. In addition, we expect to fund $1.2 million for nonqualified pension benefits during 2026. We contributed $43.6 million to our qualified defined benefit pension plan and funded $2.6 million for nonqualified benefits in 2025.

**Critical Accounting Estimates**

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). In connection with the preparation of our financial statements, we are required to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our estimates, assumptions and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, estimates, assumptions, and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material.

Our significant accounting policies are discussed in Note 2, "Summary of Significant Accounting Policies", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board.

Pension and Postretirement Benefits Plans

We account for our pension and postretirement benefit obligations in accordance with the accounting standards for defined benefit pension and other postretirement plans. These standards require the use of several important assumptions, including the discount rate and expected long-term rate of return on plan assets, among others, in determining our obligations and the annual cost of our pension and postretirement benefits. These assumptions are assessed annually, or more frequently when warranted, in consultation with independent actuaries and investment advisors as of December 31, and adjustments are made as needed.

The following table presents key assumptions used to measure the pension and postretirement benefits obligations at December 31:

|  | Pension Benefits | | Postretirement Benefits | |
|  | 2025 | 2024 | 2025 | 2024 |
| --- | --- | --- | --- | --- |
| Discount rate | 5.55% | 5.70% | 5.11% | 5.62% |
| Expected return on plan assets | 6.00% | 5.25% | — | — |

To determine the long-term expected rate of return, we consider macroeconomic conditions, the historical experience and expected future long-term performance of the plan assets, as well as the current and expected allocation of the plan assets. The pension plan's asset allocation as of December 31, 2025, was approximately 61% fixed income investments, 16% equity securities and 23% other investments, in line with our policy ranges. We periodically evaluate the allocation of plan assets among the different investment classes to ensure that they are within policy guidelines and ranges. Holding all other assumptions constant, we estimate that a one percentage point decrease in the expected return on plan assets would have increased our 2025 pension expense by approximately $6.0 million. Our expected long-term rate of return on plan assets assumption will increase to 6.25% for fiscal year 2026.

In determining the discount rate, we use yields on high-quality fixed-income investments (including among other things, Moody's Aa corporate bond yields) that match the duration and expected cash flows of the future pension obligations. To the extent the discount rate increases or decreases, our pension and postretirement obligations are decreased or increased accordingly. Holding all other assumptions constant, we estimate that a one percentage point decrease in the discount rate used to calculate both pension expense for 2025 and the pension liability as of December 31, 2025 would have increased pension expense by $6.1 million in 2025 and the pension liability by $60.1 million at December 31, 2025. Similarly, a one percentage point decrease in the discount rate would have decreased postretirement benefits expense by $0.3 million in 2025 and increased the postretirement benefits liability by $2.8 million at December 31, 2025.

Business Combinations and Related Goodwill and Intangible Assets

We allocate the purchase price of acquisitions to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the date of acquisition, with the excess recorded to goodwill. We use our best estimates and assumptions to assign fair value to the assets acquired and liabilities assumed and determine the useful lives of the acquired intangible assets. We use various valuation techniques to determine the fair value of the intangible assets including the multi-period excess earnings and relief-from-royalty methods. Examples of critical estimates and significant inputs used in valuing the intangible assets include, but are not limited to, projected revenues and expected operating margins, customer attrition rates, discount rates, and royalty rates. We estimate the useful lives of each definite-lived intangible asset based on the expected period over which we anticipate generating economic benefit from the asset. The amounts and useful lives assigned to the intangible assets impact the amount and timing of future amortization expense.

While we use our best estimates and assumptions to determine fair value of the assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement.  As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments.

Merchandise Inventory

We value most of our inventories at the lower of cost (generally determined using the last-in, first-out ("LIFO") cost method) or market.  We value our remaining inventory at the lower of cost or market determined using average cost.  LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales.  In assessing the ultimate realization of inventories, we make judgments as to our return rights to suppliers and future demand requirements and record an inventory reserve for obsolete inventory.  If actual future demand, market conditions, or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required.  For the years ended December 31, 2025, 2024, and 2023, there were no material differences between our estimated reserve levels and actual write-offs.

Income Taxes

We recognize deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns.  A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates.  We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is unable to reach the "more likely than not" standard, a valuation allowance is established.  Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements.  We assess uncertainty regarding tax positions taken in previously filed returns and record reserves in accordance with the guidance under Accounting Standards Codification 740-10, "Accounting for Uncertainty in Income Taxes".  We classify interest expense and penalties associated with taxes and uncertain tax positions as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages.

**New Accounting Standards**

New accounting standards are discussed in Note 2, "Summary of Significant Accounting Policies", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

**Item 7A.  Quantitative and Qualitative Disclosures About Market Risk**

Market risk is the risk of loss arising from adverse changes in market rates and prices, including commodity prices, foreign currency exchange rates, interest rates, and equity prices.  Our primary exposures to market risk are commodity price risk, foreign currency exchange rate risk, and interest rate risk associated with debt obligations.

**Commodity Price Risk**

We have exposure to commodity price risk on products we purchase for resale.  Examples of such products include wire and cable, conduit, enclosures, and fittings.

**Foreign Currency Exchange Rate Risk**

The functional currency for our Canadian subsidiary is the Canadian dollar.  Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its income and expenses are translated using average exchange rates prevailing during the year.  Currency translation adjustments are included in accumulated other comprehensive loss.  Exposure to foreign currency exchange rate fluctuations is not material.

**Interest Rate Risk**

Our interest expense is sensitive to changes in the general level of market interest rates.  Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of our debt portfolio.  A change in market interest rates on the fixed-rate portion of our debt portfolio impacts the fair value of the financial instrument, but has no impact on interest incurred or cash flows.  A change in market interest rates on the variable-rate portion of our debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value of the financial instrument.

While we had no variable-rate debt at December 31, 2025, a one percentage point increase in interest rates would increase our interest expense accordingly if we were to have variable-rate debt.

The following table provides information about financial instruments that are sensitive to changes in interest rates. The table presents principal payments on debt and related weighted-average interest rates by expected maturity dates:

| | | | | | | | December 31, 2025 | |
|---|---|---|---|---|---|---|---|---|
| Debt Instruments | 2026 | 2027 | 2028 | 2029 | 2030 | Total | Fair Value | |
| Long-term, fixed-rate debt | $ 0.9 | $ 0.4 | $ 0.4 | $ 0.1 | $ 0.1 | $ 1.9 | $ 1.8 | |
| Weighted-average interest rate | 6.66 % | 9.29 % | 10.57 % | 7.27 % | 4.87 % | | | |

The fair value of long-term debt is estimated by calculating future cash flows at interpolated Treasury yields with similar maturities, plus an estimate of our credit risk spread as of December 31, 2025.

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**CAUTION REGARDING FORWARD-LOOKING STATEMENTS:**

For additional information related to risks associated with our future performance, see Part I, "Caution Regarding Forward-looking Statements" above and Item 1A. Risk Factors of this Form 10-K.

**Item 8.  Financial Statements and Supplementary Data**

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# Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Graybar Electric Company, Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

***Defined Benefit Pension Obligation***

*Description of the Matter*

At December 31, 2025, the Company's aggregate defined benefit pension obligation was $635.1 million and exceeded the fair value of pension plan assets of $529.7 million, resulting in an unfunded defined benefit pension obligation of $105.4 million. As discussed in Note 13 to the consolidated financial statements, the Company updates the estimates used to measure the defined benefit pension obligation and plan assets at December 31 or upon a remeasurement event.

Auditing the defined benefit pension obligation was complex and required the involvement of actuarial specialists due to the judgmental nature of certain actuarial assumptions including the discount rate used in the Company's measurement process.

*How We Addressed the Matter in Our Audit*

To test the defined benefit pension obligation, we performed audit procedures that included, among others, evaluating the methodology used, the significant actuarial assumptions described above, and the underlying data used by the Company. We evaluated the actuarial assumptions used by management and the change in the defined benefit pension obligation from the prior year. In addition, we involved an actuarial specialist to assist in evaluating management's methodology for determining the projected benefit obligation, including the actuarial assumptions utilized. For example, we evaluated management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments used to measure the defined benefit pension obligation. We also tested the completeness and accuracy of the underlying data used in the actuarial calculations.

Ernst & Young LLP

We have served as the Company's auditor since 1996.

St. Louis, Missouri

March 11, 2026

**Graybar Electric Company, Inc. and Subsidiaries**
**Consolidated Statements of Income**

| (Stated in millions, except per share data) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| | | **For the Years Ended December 31,** | | | | |
| **Net Sales** | $ | **12,875.6** | $ | 11,645.5 | $ | 11,042.4 |
| Cost of merchandise sold | | **(10,386.9)** | | (9,309.3) | | (8,818.6) |
| **Gross Margin** | | **2,488.7** | | 2,336.2 | | 2,223.8 |
| Selling, general and administrative expenses | | **(1,823.8)** | | (1,691.2) | | (1,525.0) |
| Depreciation and amortization | | **(86.5)** | | (80.8) | | (66.1) |
| Other operating income, net | | **3.3** | | 12.0 | | 4.6 |
| **Income from Operations** | | **581.7** | | 576.2 | | 637.3 |
| Non-operating expenses, net | | **(2.0)** | | (3.0) | | (8.0) |
| **Income before Provision for Income Taxes** | | **579.7** | | 573.2 | | 629.3 |
| Provision for income taxes | | **(147.3)** | | (149.1) | | (164.9) |
| **Net Income** | | **432.4** | | 424.1 | | 464.4 |
| Net income attributable to noncontrolling interests | | **(1.0)** | | (1.0) | | (1.0) |
| **Net Income attributable to Graybar Electric Company, Inc.** | $ | **431.4** | $ | 423.1 | $ | 463.4 |
| **Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock** | $ | **13.31** | $ | 13.11 | $ | 14.42 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

## Graybar Electric Company, Inc. and Subsidiaries
## Consolidated Statements of Comprehensive Income

| *(Stated in millions)* | For the Years Ended December 31, 2025 | 2024 | 2023 |
|---|---|---|---|
| **Net Income** | **$ 432.4** | $ 424.1 | $ 464.4 |
| **Other Comprehensive Income (Loss)** | | | |
| Foreign currency translation | **10.2** | (16.1) | 4.0 |
| Pension and postretirement benefits liability adjustments (net of tax of ($2.4), $8.3, and $10.1, respectively) | **6.8** | (24.2) | (29.1) |
| **Total Other Comprehensive Income (Loss)** | **17.0** | (40.3) | (25.1) |
| **Comprehensive Income** | **$ 449.4** | $ 383.8 | $ 439.3 |
| Less: comprehensive income attributable to noncontrolling interests, net of tax | **1.4** | 0.5 | 1.0 |
| **Comprehensive Income attributable to Graybar Electric Company, Inc.** | **$ 448.0** | $ 383.3 | $ 438.3 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

# Graybar Electric Company, Inc. and Subsidiaries
## Consolidated Balance Sheets

| | | December 31, | | |
|---|---|---|---|---|
| *(Stated in millions, except share and per share data)* | | **2025** | | 2024 |
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | **273.1** | $ | 90.4 |
| Trade receivables (net of allowances of $14.0 and $15.2, respectively) | | **2,059.1** | | 1,820.3 |
| Merchandise inventory | | **1,038.2** | | 902.2 |
| Other current assets | | **117.9** | | 87.0 |
| Total Current Assets | | **3,488.3** | | 2,899.9 |
| **Property, at cost** | | | | |
| Land | | **96.8** | | 95.4 |
| Buildings | | **595.9** | | 577.9 |
| Furniture and fixtures | | **359.9** | | 342.3 |
| Software | | **50.9** | | 154.4 |
| Finance leases | | **5.4** | | 6.8 |
| Total Property, at cost | | **1,108.9** | | 1,176.8 |
| Accumulated depreciation and amortization | | **(628.5)** | | (698.9) |
| Net Property | | **480.4** | | 477.9 |
| **Operating Lease Right-of-use Assets** | | **273.2** | | 232.9 |
| **Goodwill** | | **235.0** | | 232.2 |
| **Intangible Assets (net of accumulated amortization of $88.0 and $62.1, respectively)** | | **288.3** | | 310.5 |
| **Other Non-current Assets** | | **162.2** | | 153.8 |
| Total Assets | $ | **4,927.4** | $ | 4,307.2 |
| **LIABILITIES** | | | | |
| **Current Liabilities** | | | | |
| Short-term borrowings | $ | **—** | $ | 22.0 |
| Trade accounts payable | | **1,563.3** | | 1,294.0 |
| Accrued payroll and benefit costs | | **252.2** | | 207.5 |
| Current operating lease liabilities | | **62.1** | | 55.7 |
| Other current liabilities | | **335.4** | | 246.5 |
| Total Current Liabilities | | **2,213.0** | | 1,825.7 |
| **Postretirement Benefits Liability** | | **44.8** | | 54.1 |
| **Pension Liability** | | **103.7** | | 129.0 |
| **Non-current Operating Lease Liabilities** | | **235.0** | | 194.9 |
| **Other Non-current Liabilities** | | **54.7** | | 55.9 |
| Total Liabilities | | **2,651.2** | | 2,259.6 |
| **SHAREHOLDERS' EQUITY** | | | | |

| | Shares at December 31, | | | |
|---|---|---|---|---|
| **Capital Stock** | **2025** | 2024 | | |
| Common, stated value $20.00 per share | | | | |
| Authorized | **50,000,000** | 50,000,000 | | |
| Issued to voting trustees | **26,902,022** | 26,656,527 | | |
| Issued to shareholders | **5,531,109** | 5,533,939 | | |
| In treasury, at cost | **(22,733)** | (57,751) | | |
| Outstanding Common Stock | **32,410,398** | 32,132,715 | **648.2** | 642.7 |
| Common shares subscribed | **1,502,310** | 1,356,281 | **30.0** | 27.1 |
| Less subscriptions receivable | **(1,502,310)** | (1,356,281) | **(30.0)** | (27.1) |
| **Retained Earnings** | | | **1,819.2** | 1,614.9 |
| **Accumulated Other Comprehensive Loss** | | | **(201.1)** | (217.7) |
| Total Graybar Electric Company, Inc. Shareholders' Equity | | | **2,266.3** | 2,039.9 |
| **Noncontrolling Interests** | | | **9.9** | 7.7 |
| Total Shareholders' Equity | | | **2,276.2** | 2,047.6 |
| Total Liabilities and Shareholders' Equity | | $ | **4,927.4** $ | 4,307.2 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

**Graybar Electric Company, Inc. and Subsidiaries**
**Consolidated Statements of Cash Flows**

| (Stated in millions) | | For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | 2024 | | 2023 |
| **Cash Flows from Operating Activities** | | | | | | |
| Net Income | $ | **432.4** | $ | 424.1 | $ | 464.4 |
| Adjustments to reconcile net income to cash provided by operating activities: | | | | | | |
| Depreciation and amortization | | **86.5** | | 80.8 | | 66.1 |
| Non-cash operating lease expense | | **63.2** | | 60.0 | | 51.1 |
| Deferred income taxes | | **10.7** | | 19.0 | | 15.4 |
| Net gains on disposals of assets | | **(5.7)** | | (10.9) | | (0.4) |
| Losses on impairment of assets | | **0.3** | | 3.0 | | 0.4 |
| Non-cash settlement gain | | **(0.2)** | | — | | — |
| Earnings on investment in employee deferred compensation trust | | **(1.1)** | | (1.4) | | (0.9) |
| Net income attributable to noncontrolling interests | | **(1.0)** | | (1.0) | | (1.0) |
| Changes in assets and liabilities: | | | | | | |
| Trade receivables | | **(243.2)** | | (134.8) | | 115.9 |
| Merchandise inventory | | **(134.9)** | | 17.8 | | 173.1 |
| Other current assets | | **(30.0)** | | (7.3) | | 5.4 |
| Other non-current assets | | **(20.9)** | | (61.9) | | 1.3 |
| Trade accounts payable | | **268.7** | | 29.7 | | (79.5) |
| Accrued payroll and benefit costs | | **44.7** | | 14.8 | | (32.1) |
| Other current liabilities | | **95.1** | | 10.5 | | (22.3) |
| Other non-current liabilities | | **(87.6)** | | (62.7) | | (133.8) |
| Total adjustments to net income | | **44.6** | | (44.4) | | 158.7 |
| Net cash provided by operating activities | | **477.0** | | 379.7 | | 623.1 |
| **Cash Flows from Investing Activities** | | | | | | |
| Proceeds from disposal of property | | **6.6** | | 18.8 | | 1.1 |
| Capital expenditures for property | | **(58.0)** | | (58.5) | | (82.0) |
| Insurance proceeds from property claim | | **10.4** | | 4.0 | | — |
| Amounts attributable to acquisitions | | **(6.9)** | | (146.3) | | (378.8) |
| Investment in employee deferred compensation trust | | **(1.1)** | | (0.6) | | (25.0) |
| Net cash used by investing activities | | **(49.0)** | | (182.6) | | (484.7) |
| **Cash Flows from Financing Activities** | | | | | | |
| Net (decrease) increase in short-term borrowings | | **(22.0)** | | 22.0 | | (31.6) |
| Principal payments under finance leases | | **(1.0)** | | (1.5) | | (1.8) |
| Payment of deferred financing fees | | **(2.4)** | | — | | — |
| Proceeds from advance payments on common stock prior to issuance | | **0.9** | | 1.0 | | 0.8 |
| Sales of common stock | | **26.3** | | 26.1 | | 22.9 |
| Purchases of common stock | | **(20.8)** | | (24.7) | | (20.3) |
| Sales of noncontrolling interests' common stock | | **1.6** | | — | | 1.5 |
| Purchases of noncontrolling interests' common stock | | **(0.8)** | | (0.6) | | (0.3) |
| Dividends paid | | **(227.1)** | | (225.3) | | (80.4) |
| Contingent consideration paid | | **—** | | (2.3) | | — |
| Net cash used by financing activities | | **(245.3)** | | (205.3) | | (109.2) |
| **Net Increase (Decrease) in Cash** | | **182.7** | | (8.2) | | 29.2 |
| **Cash, Beginning of Year** | | **90.4** | | 98.6 | | 69.4 |
| **Cash, End of Year** | $ | **273.1** | $ | 90.4 | $ | 98.6 |
| **Supplemental Cash Flow Information:** | | | | | | |
| **Non-cash Investing and Financing Activities:** | | | | | | |
| Acquisitions of equipment under finance leases | $ | **0.7** | $ | — | $ | 1.0 |
| Acquisitions of assets under operating leases | $ | **103.4** | $ | 74.1 | $ | 92.5 |
| **Cash Paid During the Year for:** | | | | | | |
| Interest, net of amounts capitalized | $ | **0.5** | $ | 0.9 | $ | 2.6 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

**Graybar Electric Company, Inc. and Subsidiaries**
**Consolidated Statements of Changes in Shareholders' Equity**

| (Stated in millions) | Graybar Electric Company, Inc. Shareholders' Equity | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Common Stock | | Retained Earnings | Accumulated Other Comprehensive Loss | Noncontrolling Interests | Total Shareholders' Equity |
| **Balance, December 31, 2022** | $ | 531.8 | $ 1,141.0 | $ (152.8) $ | 5.6 | $ 1,525.6 |
| Net income | | | 463.4 | | 1.0 | 464.4 |
| Other comprehensive loss | | | | (25.1) | | (25.1) |
| Stock issued | | 22.9 | | | 1.5 | 24.4 |
| Stock purchased | | (20.3) | | | (0.3) | (20.6) |
| Dividends declared | | 106.9 | (187.3) | | | (80.4) |
| **Balance, December 31, 2023** | $ | 641.3 | $ 1,417.1 | $ (177.9) $ | 7.8 | $ 1,888.3 |
| Net income | | | 423.1 | | 1.0 | 424.1 |
| Other comprehensive loss | | | | (39.8) | (0.5) | (40.3) |
| Stock issued | | 26.1 | | | | 26.1 |
| Stock purchased | | (24.7) | | | (0.6) | (25.3) |
| Dividends declared | | | (225.3) | | | (225.3) |
| **Balance, December 31, 2024** | $ | 642.7 | $ 1,614.9 | $ (217.7) $ | 7.7 | $ 2,047.6 |
| Net income | | | 431.4 | | 1.0 | 432.4 |
| Other comprehensive income | | | | 16.6 | 0.4 | 17.0 |
| Stock issued | | 26.3 | | | 1.6 | 27.9 |
| Stock purchased | | (20.8) | | | (0.8) | (21.6) |
| Dividends declared | | | (227.1) | | | (227.1) |
| **Balance, December 31, 2025** | $ | 648.2 | $ 1,819.2 | $ (201.1) $ | 9.9 | $ 2,276.2 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

**Graybar Electric Company, Inc. and Subsidiaries**
**Notes to Consolidated Financial Statements**
*(Stated in millions, except share and per share data)*

## 1. DESCRIPTION OF THE BUSINESS

Graybar Electric Company, Inc. ("Graybar", "Company", "we", "our", or "us") is a New York corporation, incorporated in 1925. We are engaged in the distribution of electrical, industrial, automation and connectivity products and are a provider of related supply chain management and logistics services. We primarily serve customers in the construction, commercial, institutional and government ("CIG"), and industrial & utility vertical markets, with products and services that support new construction, infrastructure updates, building renovation, facility maintenance, repair and operations ("MRO"), and original equipment manufacturers ("OEM"). In our primary role as third-party wholesale distributor, we neither manufacture nor contract to manufacture the products that we sell. Our business activity is primarily based in the United States ("U.S."). We also have subsidiary operations with distribution facilities in Canada and Puerto Rico.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our accounting policies conform to generally accepted accounting principles in the U.S. ("GAAP") and are applied on a consistent basis among all years presented. Significant accounting policies are described below.

### Principles of Consolidation

The consolidated financial statements include the accounts of Graybar and our subsidiary companies. All material intercompany balances and transactions have been eliminated. The ownership interests that are held by owners other than the Company are in subsidiaries owned by the Company and are accounted for and reported as noncontrolling interests.

### Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

### Revenue Recognition

Sales revenue is recognized when performance obligations are satisfied, which is typically upon delivery of the product to the customer. Sometimes product is purchased from the manufacturer and drop-shipped to the customer. We generally take control of the goods when shipped by the manufacturer and then recognize revenue when control of the product transfers to the customer. Revenues recognized are primarily for product sales, but may also include freight and handling charges. Our standard warehouse shipping terms are FOB shipping point, under which control passes to the customer at the time of shipment. Revenue is reported net of all taxes, primarily sales tax, assessed by governmental authorities as a result of revenue-producing transactions.

### Outgoing Freight Expenses

We record approximately 95% of outgoing freight expenses as a component of selling, general and administrative expenses. Total outgoing freight expenses were $111.3 million, $106.2 million, and $102.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

### Cash and Cash Equivalents

We account for cash on hand, deposits in banks, and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

### Allowance for Credit Losses

We perform ongoing credit evaluations of our customers, and a significant portion of our trade receivables is secured by mechanic's lien or payment bond rights. We maintain allowances to reflect the expected uncollectability of trade receivables based on past collection history pooled on the aging of the receivables, specific risks identified in the receivables portfolio based on current conditions, and expected future economic conditions when necessary. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of our customers were to deteriorate.

27

## Merchandise Inventory

Our inventory is comprised entirely of finished goods.  Most of our inventory is stated at the lower of cost (generally determined using the last-in, first-out ("LIFO") cost method) or market.  LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales.  Our remaining inventory is stated at the lower of cost or market determined using average cost.

We make provisions for obsolete or excess inventories as necessary to reflect reductions in inventory value.

## Vendor Allowances

Our agreements with many of our suppliers provide for us to earn volume incentives based on purchases during the agreement period.  Based on the provisions of our vendor agreements, we develop vendor accrual rates by estimating our performance under the agreements and the amounts that will be earned.  We perform analyses and review historical trends to ensure the deferred amounts earned are appropriately recorded.  Certain vendor agreements contain purchase volume incentives that provide for increased funding when graduated purchase volumes are met.  Amounts accrued throughout the year are based on estimates of future activity levels, and could be materially impacted if actual purchase volumes differ.  Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in income from operations in the period in which the change in estimate occurs.  In the event that the operating performance of our suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

## Property and Depreciation

Property is recorded at cost.  Depreciation is expensed on a straight-line basis over the estimated useful lives of the related assets.  Interest costs incurred to finance expenditures for major long-term construction projects are capitalized as part of the asset's historical cost and included in property, then depreciated over the useful life of the asset.  Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter.  Expenditures for maintenance and repairs are charged to expense when incurred, while the costs of significant improvements, which extend the useful life of the underlying asset, are capitalized.

## Fair Value

GAAP has established a fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The tiers in the hierarchy include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own data inputs and assumptions.  We have used fair value measurements to value our pension plan assets.

## Foreign Currency Exchange Rate

The functional currency for our Canadian subsidiary is the Canadian dollar.  Accordingly, its balance sheet amounts are translated at the exchange rates in effect at the end of each reporting period and its statements of income amounts are translated at the average rates of exchange prevailing during the current period.  Currency translation adjustments are included in accumulated other comprehensive loss.

## Goodwill

Our goodwill is not amortized, but rather tested annually for impairment.  Goodwill is reviewed annually in the fourth quarter and when circumstances or other events might indicate that impairment may have occurred.  We first perform a qualitative assessment of goodwill impairment.  The qualitative assessment considers several factors including the excess fair value over carrying value as of the last quantitative impairment test, the length of time since the last fair value measurement, the current carrying value, market conditions, actual performance compared to forecasted performance, and the current business outlook.  If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the reporting unit would then be quantitatively tested for impairment.  If a quantitative assessment would be required, the fair value would be determined using a variety of assumptions including estimated future cash flows of the reporting unit and applicable discount rates.

**Definite Lived Intangible Assets**

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Customer relationships, trade names and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 2.5 to 20 years. Intangible assets are tested for impairment if events or circumstances occur indicating that the respective asset might be impaired.

**Cloud Computing Arrangements**

We capitalize certain cloud computing arrangement implementation costs incurred in hosting arrangements that are service contracts within other current assets and other non-current assets in the consolidated balance sheets. We amortize capitalized cloud computing arrangement implementation costs using the straight-line method over the term of the hosting arrangement, generally five to ten years, with amortization expense recorded in selling, general and administrative expenses once the cloud computing arrangement is placed in service. At December 31, 2025, we recorded capitalized implementation costs of $10.8 million within other current assets and $76.7 million within other non-current assets, with related accumulated amortization of $5.4 million. At December 31, 2024, we recorded capitalized implementation costs of $55.2 million within other non-current assets, with no related accumulated amortization. Amortization expense related to cloud computing arrangements was $5.4 million in 2025. There was no amortization expense related to cloud computing arrangements in 2024 and 2023.

**Income Taxes**

We recognize deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is unable to reach the 'more likely than not' standard, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. We assess uncertainty regarding tax positions taken in previously filed returns and record reserves in accordance with the guidance under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, "Accounting for Uncertainty in Income Taxes". We classify interest expense and penalties associated with taxes and uncertain tax positions as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages.

**Other Postretirement Benefits**

We account for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the eligible employees' periods of active service. These costs are determined on an actuarial basis. Our consolidated balance sheets reflect the funded status of postretirement benefits.

**Pension Plan**

We sponsor a noncontributory defined benefit pension plan accounted for by accruing the cost to provide the benefits over the eligible employees' periods of active service. These costs are determined on an actuarial basis. Our consolidated balance sheets reflect the funded status of the defined benefit pension plan.

**Employee Deferred Compensation Trust**

We have an employee deferred compensation trust to meet funding obligations for nonqualified pension benefits to certain participants in the supplemental benefit plan. Assets in the trust are classified as other non-current assets in the consolidated balance sheet. Earnings and losses on investments in the employee deferred compensation trust are reported in non-operating expenses, net in the consolidated statements of income.

**Leases**

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and non-current operating lease liabilities on our consolidated balance sheets. Amounts related to finance leases are included in property, other current liabilities, and other non-current liabilities on our consolidated balance sheets. ROU assets and lease liabilities are recognized and measured on the date the underlying asset is made available to us.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. We use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

For certain leases, such as real estate and information technology ("IT") equipment, we account for the lease and non-lease components as a single lease component. For all other leases, we account for the lease and non-lease components separately. Leases with a term of twelve months or less are not recorded on the consolidated balance sheets. Lease expenses associated with short-term leases are immaterial and are recorded in the consolidated statements of income in selling, general and administrative expenses. Additionally, for certain vehicle leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities.

**Non-operating Expenses, net**

Non-operating expenses, net are comprised of interest expense, net, earnings and losses on investments, which consists of highly liquid money market funds and U.S. Treasury securities, and non-service cost components of the net periodic benefit cost for the pension and other postretirement benefit plans. The non-service cost components include interest cost, expected return on plan assets, amortization of net actuarial gains/losses, amortization of prior service costs/gains, and charges due to settlement of certain plan liabilities.

**Segments and Related Disclosures**

The Company is engaged in the distribution of electrical, industrial, automation and connectivity products. In our primary role as third-party wholesale distributor, we neither manufacture nor contract to manufacture the products that we sell. During the years ended December 31, 2025, 2024 and 2023, domestic revenue accounted for 95% of total revenue. The Company's long-lived assets consist primarily of property, net. As of December 31, 2025 and 2024, 95% and 96% of long-lived assets were in the U.S, respectively. The Company manages its business activities and operations in one reportable segment.

The Company's chief operating decision maker ("CODM") is considered to be the Chairman of the Board, President and Chief Executive Officer of Graybar. The CODM assesses performance for the Company's single reportable segment and decides how to allocate resources based on net income attributable to Graybar (see the Consolidated Statements of Income). The CODM makes decisions on resource allocation, assesses performance of the business, and monitors budget versus actual results using net income. The measures the CODM uses are all disclosed as separate line items within the income statement, principally focused on net income and income from operations.

**New Accounting Standards**

In December 2023, the FASB issued Accounting Standards Update ("ASU" or "Update") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" which is intended to enhance the transparency and decision usefulness of annual income tax disclosures. The guidance addresses investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The guidance is effective for annual periods beginning after December 15, 2024. The guidance was applied retrospectively to all periods presented in the financial statements. The adoption of this Update resulted in an expansion of our annual income tax footnote disclosures.

In November 2024, the FASB issued ASU 2024-04, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" which requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items. Public business entities are required to disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing GAAP are required to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity's definition of those expenses are also required. The guidance is effective for annual periods beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027. The guidance is required to be applied prospectively and may be applied retrospectively. We are currently evaluating the impact of this Update and will adopt it beginning in our December 31, 2027 consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets" which amended the guidance in ASC 326 to simplify the estimation of credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606.  The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets.  Entities are required to disclose their practical expedient and accounting policy elections.  The amendments are effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years.  Early adoption is permitted.  We are currently evaluating the impact of this Update on our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)" which clarifies and modernizes the accounting for costs related to internal-use software.  The guidance removes all references to project stages in ASC 350-40 and clarifies the threshold entities apply to begin capitalizing costs.  The guidance specifies that the property, plant and equipment disclosure requirements under ASC 360-10 apply to capitalized software costs accounted for under ASC 350-40, regardless of how those costs are presented in the financial statements.  The guidance is effective for fiscal years beginning after December 15, 2027, and for interim periods within those fiscal years.  Entities may apply the guidance using a prospective, retrospective or modified transition approach.  Early adoption is permitted.  We are currently evaluating the impact of this Update on our consolidated financial statements.

## 3. REVENUE

The following table summarizes the percentages of our net sales attributable to each of our vertical markets for the years ended December 31, 2025, 2024 and 2023:

|  | For the Years Ended December 31, | | |
|  | **2025** | 2024 | 2023 |
|---|---|---|---|
| Construction | **61.6 %** | 60.5 % | 58.4 % |
| CIG | **21.5** | 21.7 | 23.3 |
| Industrial & Utility | **16.9** | 17.8 | 18.3 |
| Total net sales | **100.0 %** | 100.0 % | 100.0 % |

Certain reclassifications have been made to the vertical market assigned to customers in the prior year's information to conform to the December 31, 2025 presentation.

We had no material contract assets, contract liabilities, or deferred contract costs recorded on the consolidated balance sheet as of December 31, 2025 and 2024.  In addition, for the years ended December 31, 2025, 2024 and 2023, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is not material.

# 4. ALLOWANCES FOR CASH DISCOUNTS AND CREDIT LOSSES

The following table summarizes the activity in the allowances for cash discounts and credit losses:

| | Beginning Balance | | | Provision | | | Deductions | | | Ending Balance |
|---|---|---|---|---|---|---|---|---|---|---|
| **For the Year Ended December 31, 2025** | | | | | | | | | | |
| **Allowance for cash discounts** | $ | | 4.2 | $ | | 62.8 | $ | | (61.8) | $ | 5.2 |
| **Allowance for credit losses** | | | 11.0 | | | 3.5 | | | (5.7) | | 8.8 |
| **Total** | $ | | 15.2 | $ | | 66.3 | $ | | (67.5) | $ | 14.0 |
| | | | | | | | | | | | |
| For the Year Ended December 31, 2024 | | | | | | | | | | | |
| Allowance for cash discounts | $ | | 3.6 | $ | | 54.9 | $ | | (54.3) | $ | 4.2 |
| Allowance for credit losses | | | 10.0 | | | 5.7 | | | (4.7) | | 11.0 |
| Total | $ | | 13.6 | $ | | 60.6 | $ | | (59.0) | $ | 15.2 |
| | | | | | | | | | | | |
| For the Year Ended December 31, 2023 | | | | | | | | | | | |
| Allowance for cash discounts | $ | | 3.6 | $ | | 51.7 | $ | | (51.7) | $ | 3.6 |
| Allowance for credit losses | | | 9.8 | | | 6.2 | | | (6.0) | | 10.0 |
| Total | $ | | 13.4 | $ | | 57.9 | $ | | (57.7) | $ | 13.6 |

# 5. INVENTORY

Our inventory, comprised entirely of finished goods, is stated at the lower of cost (generally determined using the LIFO cost method) or market.  Inventories valued using the LIFO method comprised 81% of the total inventories at December 31, 2025, compared to 80% at December 31, 2024.  Had the first-in, first-out ("FIFO") method been used, merchandise inventory would have been $496.7 million and $427.2 million greater than reported under the LIFO method at December 31, 2025 and 2024, respectively.  We did not liquidate any portion of previously created LIFO layers in 2025 and 2024.  In 2023, we liquidated portions of previously created LIFO layers, resulting in increases in cost of merchandise sold of $5.2 million.

Reserves for excess and obsolete inventories were $21.5 million and $23.0 million at December 31, 2025 and 2024, respectively.  The change in the reserve for excess and obsolete inventories, included in cost of merchandise sold, was ($1.5) million, ($0.7) million, and $5.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

# 6. PROPERTY AND DEPRECIATION

We provide for depreciation and amortization using the straight-line method over the following estimated useful asset lives:

| Classification | Estimated Useful Asset Life |
|---|---|
| Buildings | 42 years |
| Leasehold improvements | Over the shorter of the asset's useful life or the lease term |
| Furniture, fixtures, equipment and software | 3 to 14 years |
| Assets held under finance leases | Over the shorter of the asset's useful life or the lease term |

Depreciation expense was $53.7 million, $49.4 million, and $43.1 million in 2025, 2024, and 2023, respectively.

At the time property is retired or otherwise disposed, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other operating income, net.

We consider properties to be assets held for sale when all of the following criteria are met: (i) a formal commitment to a plan to sell a property has been made and exercised; (ii) the property is available for sale in its present condition; (iii) actions required to complete the sale of the property have been initiated; (iv) sale of the property is probable and we expect the sale will occur within one year; and (v) the property is being actively marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, we record the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and depreciation of the property ceases. We had $0.6 million and $1.3 million of assets held for sale at December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, we sold assets classified as held for sale with a net book value of $0.5 million, and recorded a net gain of $5.1 million in other operating income, net. During the year ended December 31, 2024, we sold assets classified as held for sale with a net book value of $7.3 million, and recorded a net gain of $10.6 million in other operating income, net. We did not sell any assets classified as held for sale in 2023.

Where applicable, we capitalize qualifying internal and external costs incurred to develop or obtain software for internal use during the application development stage. Costs incurred during the pre-application development and post-implementation stages are expensed as incurred. We capitalized software and software development costs of $2.5 million and $3.1 million in 2025 and 2024, respectively, and the amounts are recorded in software.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For assets classified as held and used, impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of the loss to be recognized. The impairment loss is calculated as the difference between the carrying amount of the asset and its estimated fair value. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, selection of an appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed necessary. For the year ended December 31, 2025, we recognized an impairment loss of $0.3 million where the net book value of property listed as held for sale exceeded the estimated selling price less estimated selling expense. For the year ended December 31, 2024, we recognized a net impairment loss of $3.0 million, which was comprised of impairment on property of $17.5 million, partially offset with gains on insurance proceeds. The impairment losses are recorded in other operating income, net. We did not recognize any impairment on property for the year ended December 31, 2023.

## 7. LEASES

We have operating and finance leases for corporate offices, warehouse buildings, sales offices, branch locations, vehicles, and certain equipment. Our leases have remaining lease terms of one to eleven years, some of which may include options to extend the leases for up to five years, and some of which may include options to terminate the leases within one year. In addition to fixed lease payments, we incur variable lease charges that are recognized as incurred. These charges are primarily for maintenance and real estate taxes on leased facilities.

The components of the lease expense for the years ended December 31, 2025, 2024, and 2023 were as follows:

| | For the Years Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| Operating lease cost | $ | 74.4 | $ | 70.9 | $ | 58.4 |
| Finance lease cost: | | | | | | |
| Amortization of right-of-use assets | | 0.9 | | 1.2 | | 1.5 |
| Interest on lease liabilities | | 0.2 | | 0.3 | | 0.3 |
| Total finance lease cost | | 1.1 | | 1.5 | | 1.8 |
| Variable lease cost | | 20.0 | | 18.4 | | 15.3 |
| Total lease cost | $ | 95.5 | $ | 90.8 | $ | 75.5 |

Supplemental balance sheet information at December 31, 2025 and 2024 related to leases was as follows:

| | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2025** | | 2024 |
| Operating leases: | | | | |
| Operating lease right-of-use assets | $ | **271.8** | $ | 231.1 |
| Favorable lease interests, net | | **1.4** | | 1.8 |
| Total operating lease right-of-use assets | $ | **273.2** | $ | 232.9 |
| | | | | |
| Current operating lease liabilities | $ | **62.1** | $ | 55.7 |
| Non-current operating lease liabilities | | **235.0** | | 194.9 |
| Total operating lease liabilities | $ | **297.1** | $ | 250.6 |
| | | | | |
| Finance leases: | | | | |
| Property, at cost | $ | **5.4** | $ | 6.8 |
| Accumulated depreciation and amortization | | **(3.4)** | | (5.0) |
| Net property | $ | **2.0** | $ | 1.8 |
| | | | | |
| Current obligations of finance leases | $ | **0.9** | $ | 0.9 |
| Finance leases, net of current obligations | | **1.0** | | 1.3 |
| Total finance lease liabilities | $ | **1.9** | $ | 2.2 |
| | | | | |
| Weighted average remaining lease term: | | | | |
| Operating leases | | **4.8 years** | | 4.9 years |
| Finance leases | | **2.8 years** | | 2.8 years |
| Weighted average discount rate: | | | | |
| Operating leases | | **5.3%** | | 4.6% |
| Finance leases | | **8.3%** | | 8.4% |

Supplemental cash flow and other information for the years ended December 31, 2025, 2024, and 2023 related to leases was as follows:

| | | | For the Years Ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | **2025** | | 2024 | | 2023 |
| Cash paid for amounts included in the measurement of lease liabilities: | | | | | | |
| Operating cash flows for operating leases | $ | **73.6** | $ | 69.3 | $ | 57.9 |
| Operating cash flows for finance leases | | **0.2** | | 0.3 | | 0.3 |
| Financing cash flows for finance leases | | **1.0** | | 1.5 | | 1.8 |
| | | | | | | |
| Right-of-use assets obtained in exchange for lease liabilities: | | | | | | |
| Operating leases[A] | $ | **103.4** | $ | 74.1 | $ | 92.5 |
| Finance leases | | **0.7** | | — | | 1.0 |

[A] Includes $0.5 million, $3.6 million, and $20.5 million of operating leases established as a result of our acquisitions during 2025, 2024 and 2023, respectively. See Note 17, "Acquisitions", for further information.

Future minimum lease payments under non-cancellable leases as of December 31, 2025, were as follows:

| | December 31, 2025 | | | |
| | Operating Leases | | Finance Leases | |
|---|---|---|---|---|
| **Future minimum lease payments** | | | | |
| 2026 | $ | 74.8 | $ | 1.0 |
| 2027 | | 73.5 | | 0.5 |
| 2028 | | 59.3 | | 0.4 |
| 2029 | | 42.7 | | 0.2 |
| 2030 | | 27.5 | | 0.1 |
| Thereafter | | 61.2 | | — |
| Total future minimum lease payments | $ | 339.0 | $ | 2.2 |
| Less: imputed interest | | (41.9) | | (0.3) |
| Total lease obligation | $ | 297.1 | $ | 1.9 |
| Less: current obligations | | (62.1) | | (0.9) |
| Long-term lease obligation | $ | 235.0 | $ | 1.0 |

## 8. GOODWILL AND INTANGIBLE ASSETS

### Goodwill

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

| | | 2025 | | 2024 |
|---|---|---|---|---|
| Beginning balance | $ | 232.2 | $ | 179.0 |
| Acquisitions and purchase accounting adjustments | | 2.5 | | 53.8 |
| Foreign currency translation impact | | 0.3 | | (0.6) |
| Ending balance | $ | 235.0 | $ | 232.2 |

As of December 31, 2025, we have completed our annual impairment test and concluded that there is no impairment of our goodwill. We did not recognize any goodwill impairment in 2024 and 2023.

### Intangible Assets

Intangible assets consist of the following:

| | | | As of December 31, 2025 | | | | | |
| | Asset Life | Weighted Average Life | Gross Carrying Amount | | Accumulated Amortization | | Net Carrying Amount | |
|---|---|---|---|---|---|---|---|---|
| Customer relationships | 6 to 20 years | 15.2 years | $ | 280.4 | $ | (65.0) | $ | 215.4 |
| Trade name | 5 to 20 years | 16.2 years | | 91.5 | | (20.2) | | 71.3 |
| Non-compete agreements | 3 to 7 years | 5.0 years | | 3.7 | | (2.1) | | 1.6 |
| Other intangible assets | 2.5 to 10 years | 3.9 years | | 0.7 | | (0.7) | | — |
| Total | | 15.3 years | $ | 376.3 | $ | (88.0) | $ | 288.3 |

| | Asset Life | Weighted Average Life | Gross Carrying Amount | | Accumulated Amortization | | Net Carrying Amount |
|---|---|---|---|---|---|---|---|
| | | As of December 31, 2024 | | | | | |
| Customer relationships | 6 to 20 years | 15.3 years | $ | 277.3 | $ | (45.9) $ | 231.4 |
| Trade name | 5 to 20 years | 16.3 years | | 90.9 | | (14.3) | 76.6 |
| Non-compete agreements | 3 to 7 years | 5.0 years | | 3.7 | | (1.3) | 2.4 |
| Other intangible assets | 2.5 to 10 years | 3.9 years | | 0.7 | | (0.6) | 0.1 |
| Total | | 15.4 years | $ | 372.6 | $ | (62.1) $ | 310.5 |

We did not incur impairment losses related to our intangible assets during the years ended December 31, 2025, 2024, and 2023. Amortization expense for intangible assets was $25.9 million, $24.1 million, and $15.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Estimated future amortization expense related to our intangible assets for the years ending December 31 is as follows:

| | | |
|---|---|---|
| 2026 | $ | 24.4 |
| 2027 | | 24.1 |
| 2028 | | 23.5 |
| 2029 | | 23.0 |
| 2030 | | 22.3 |
| After 2030 | | 171.0 |
| Total | $ | 288.3 |

## 9. INCOME TAXES

The components of income before taxes and the provision for income taxes recorded in the consolidated statements of income are as follows:

| Components of Income before Taxes | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| | | For the Years Ended December 31, | | | | |
| Domestic | $ | 539.3 | $ | 532.5 | $ | 591.9 |
| Foreign | | 40.4 | | 40.7 | | 37.4 |
| Income before taxes | $ | 579.7 | $ | 573.2 | $ | 629.3 |

| | | | For the Years Ended December 31, | | |
|---|---|---|---|---|---|
| **Components of Income Tax Provision** | | **2025** | | 2024 | 2023 |
| Current expense: | | | | | |
|   U.S. Federal | $ | **102.6** | $ | 94.7 | $ 109.7 |
|   State | | **22.2** | | 23.6 | 29.1 |
|   Foreign | | **11.8** | | 11.8 | 10.7 |
| Total current expense | $ | **136.6** | $ | 130.1 | $ 149.5 |
| Deferred expense (benefit): | | | | | |
|   U.S. Federal | $ | **8.5** | $ | 14.7 | $ 11.9 |
|   State | | **2.5** | | 4.5 | 3.7 |
|   Foreign | | **(0.3)** | | (0.2) | (0.2) |
| Total deferred expense | $ | **10.7** | $ | 19.0 | $ 15.4 |
| **Total income tax provision** | $ | **147.3** | $ | 149.1 | $ 164.9 |

A reconciliation between the statutory U.S. federal income tax rate and the effective tax rate in the consolidated statements of income is as follows:

| | | For the Years Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | **2025** | | | 2024 | | 2023 | |
| | | **Amount** | **Percentage** | | Amount | Percentage | Amount | Percentage |
| Statutory U.S. federal income tax rate | $ | **121.7** | **21.0 %** | $ | 120.4 | 21.0 % | $ 132.1 | 21.0 % |
| State and local income taxes, net of federal benefit[1] | | **19.5** | **3.4** | | 22.2 | 3.9 | 25.9 | 4.1 |
| Foreign tax effects | | **3.3** | **0.6** | | 3.3 | 0.6 | 3.0 | 0.5 |
| Effect of cross-border tax laws | | **(0.1)** | **—** | | — | — | (0.1) | — |
| Tax credits | | **(3.8)** | **(0.7)** | | (2.8) | (0.5) | (2.1) | (0.3) |
| Changes in valuation allowances | | **0.3** | **—** | | 0.2 | — | 0.2 | — |
| Nontaxable or nondeductible items | | **6.0** | **1.0** | | 5.6 | 1.0 | 5.8 | 0.9 |
| Other, net | | **0.4** | **0.1** | | 0.2 | — | 0.1 | — |
| **Effective tax rate** | $ | **147.3** | **25.4 %** | $ | 149.1 | 26.0 % | $ 164.9 | 26.2 % |

[1] State taxes which make up the majority (greater than 50%) of the tax effect in this category by year are:
    2025: California, Minnesota, Illinois, New York, Florida, Oregon, Virginia, Wisconsin, Massachusetts and Maryland
    2024: California, Illinois, New York, Minnesota, Florida, Maryland, Wisconsin and Massachusetts
    2023: California, Florida, New York, Minnesota, Illinois, Massachusetts, New Jersey and Wisconsin

We determine our deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of our assets and liabilities calculated using enacted applicable tax rates.  We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.  Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements.  The following deferred tax assets (liabilities) were recorded at December 31:

| Assets (Liabilities) | | 2025 | | 2024 |
|---|---|---|---|---|
| Pension | $ | 21.3 | $ | 28.9 |
| Operating lease liabilities | | 74.3 | | 62.2 |
| Postretirement benefits | | 12.7 | | 15.7 |
| Inventory | | 12.3 | | 8.7 |
| Payroll accruals | | 6.9 | | 4.5 |
| Computer software | | — | | 1.4 |
| Bad debt reserves | | 1.8 | | 2.1 |
| Other deferred tax assets | | 30.4 | | 23.5 |
| Subtotal | | 159.7 | | 147.0 |
| Less: valuation allowances | | (1.7) | | (1.3) |
| **Deferred tax assets** | | **158.0** | | 145.7 |
| Fixed assets | | (46.5) | | (48.9) |
| Operating lease right-of-use assets | | (67.9) | | (57.3) |
| Computer software | | (12.9) | | — |
| Other deferred tax liabilities | | (28.7) | | (24.3) |
| **Deferred tax liabilities** | | **(156.0)** | | (130.5) |
| **Net deferred tax assets** | $ | **2.0** | $ | 15.2 |

Deferred income taxes included in non-current assets (liabilities) at December 31 were:

| | | 2025 | | 2024 |
|---|---|---|---|---|
| Deferred tax assets included in other non-current assets | $ | 3.9 | $ | 17.3 |
| Deferred tax liabilities included in other non-current liabilities | | (1.9) | | (2.1) |
| **Total** | $ | **2.0** | $ | 15.2 |

Operating loss and tax credit carryforwards included in net deferred tax assets, all of which expire between 2026 and 2045, at December 31 were:

| | | 2025 | | 2024 |
|---|---|---|---|---|
| U.S. Federal | $ | 1.7 | $ | 1.3 |
| State | | 0.1 | | 0.1 |

We have placed valuation allowances of $1.7 million and $1.3 million for 2025 and 2024, respectively, relating to federal foreign tax credits that are not expected to be utilized prior to expiration.

Net cash paid (net of refunds received) for income taxes consisted of the following:

| | | For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| **Components of Income Taxes Paid** | | **2025** | | 2024 | | 2023 |
| U.S. Federal | $ | 97.7 | $ | 96.0 | $ | 102.7 |
| State and local | | 23.5 | | 24.7 | | 25.2 |
| Foreign: | | | | | | |
| Canada | | 12.3 | | 10.3 | | 13.3 |
| Other | | 0.6 | | 0.4 | | 0.8 |
| **Cash income taxes paid, net of refunds** | $ | **134.1** | $ | 131.4 | $ | 142.0 |

No additional income taxes have been provided for any outside basis differences inherent in non-U.S. subsidiaries, as these amounts continue to be indefinitely reinvested in foreign operations to fund operations and growth.

Our federal income tax returns for the tax years 2022 and forward are available for examination by the United States Internal Revenue Service ("IRS"). The statute of limitations for the 2022 federal return will expire on October 15, 2026, unless extended by consent. Our state income tax returns for 2021 through 2025 remain subject to examination by various state authorities with the latest period closing on December 31, 2030. We have not extended the statutes of limitations in any state jurisdictions with respect to years prior to 2021.

In 2021, the Organization for Economic Cooperation and Development ("OECD") introduced a framework, referred to as Pillar Two, creating a 15% global minimum effective tax rate for large multinational corporations. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates, effective beginning January 1, 2024. The Pillar Two effective tax rates in all jurisdictions in which the Company operates exceed the safe harbor thresholds, and management is not currently aware of any circumstances under which this might change. Accordingly, no top-up taxes have been recorded in 2025 and 2024.

On July 4, 2025, President Trump signed legislation formally entitled "An Act to provide reconciliation pursuant to title II of H. Con. Res. 14.," but commonly known as the One Big Beautiful Bill Act or ("OBBBA"). This legislation, among many provisions, modified treatment of domestic research or experimental expenditures, fixed asset depreciation, and charitable contributions. The Company has applied the OBBBA and related guidance; impacts on deferred taxes reflected in the year ended December 31, 2025, the period of enactment, are immaterial to the effective tax rate of the overall consolidated financial statements.

We had no unrecognized tax benefits as of December 31, 2025 and 2024. We had unrecognized tax benefits of $0.4 million as of December 31, 2023 that are uncertain tax positions that would impact our effective tax rate if recognized. We are periodically engaged in tax return examinations, reviews of statute of limitations periods, and settlements surrounding income taxes.

Our uncertain tax benefits, and changes thereto, during 2025, 2024, and 2023 were as follows:

|  | **2025** | 2024 | 2023 |
|---|---|---|---|
| **Balance at January 1,** | $ — | $ 0.4 | $ 0.5 |
| Reductions for tax positions of prior years | — | (0.4) | (0.1) |
| **Balance at December 31,** | $ — | $ — | $ 0.4 |

We classify interest expense and penalties as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages. We had no interest and penalties accrued at December 31, 2025, and 2024. Interest in prior years was computed on the difference between the provision for income taxes recognized in accordance with GAAP and the amount of benefit previously taken or expected to be taken in our federal, state, and local income tax returns.

## 10. CAPITAL STOCK

Our common stock is 100% owned by active and retired employees, and there is no public trading market for our common stock. Since 1928, a significant majority of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. Under applicable New York law, a voting trust may not have a term greater than ten years. Accordingly, a new Voting Trust Agreement was established effective March 6, 2026, which expires on March 5, 2036. At December 31, 2025, approximately 83% of the common stock was held in a voting trust that would have expired of March 1, 2027. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created, but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record. Shareholders may elect to participate in the voting trust at any time during the term of the voting trust. As of March 6, 2026, 4,833 shareholders owning 21,795,003 shares of common stock, or approximately 66%, of the total shares outstanding, have deposited their shares into the new Voting Trust Agreement.

No holder of our common stock or voting trust interests representing our common stock ("common stock", "common shares", or "shares") may sell, transfer or otherwise dispose of any shares without first offering us the option to purchase those shares at the price at which they were issued. We also have the option to purchase at the issue price the common shares of any shareholder who ceases to be an employee for any reason other than death or "retirement" (as defined in our amended restated certificate of incorporation), and on the first anniversary of any holder's death. In the past, we have always exercised these purchase options and we expect to continue to do so in the foreseeable future. However, we can make no assurance that we will continue to exercise our purchase option in the future. All outstanding shares have been issued at $20.00 per share.

During 2025, eligible employees and qualified retirees subscribed for 1,502,310 shares totaling approximately $30.0 million.  Subscribers elected to make payments under one of the following options: (i) all shares subscribed for on or before January 2, 2026; or (ii) all shares subscribed for in installments paid through payroll deductions (or in certain cases where a subscriber is no longer on our payroll, through direct monthly payments) over an eleven-month period.

Common shares were delivered to subscribers as of January 9, 2026, in the case of shares paid for on or before January 2, 2026.  Shares will be issued and delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September, and December, to the extent full payments for shares are made in the case of subscriptions under the installment method.

Shown below is a summary of shares purchased and retired by the Company during the three years ended December 31:

|  | Shares of Common Stock | |
| --- | --- | --- |
|  | Purchased | Retired |
| **2025** | **1,038,286** | **1,073,304** |
| 2024 | 1,238,010 | 1,249,433 |
| 2023 | 1,016,132 | 1,010,521 |

We also have authorized 10,000,000 shares of Delegated Authority Preferred Stock ("preferred stock"), par value one cent ($0.01).  The preferred stock may be issued in one or more series, with the designations, relative rights, preferences, and limitations of shares of each such series being fixed by a resolution of our Board of Directors.  There were no shares of preferred stock outstanding at December 31, 2025 and 2024.

On December 13, 2023, our Board of Directors declared a 20% common stock dividend.  Each shareholder was entitled to one shares of common stock for every five shares held as of December 18, 2023.  The stock was issued on February 2, 2024.

## 11. NET INCOME PER SHARE OF COMMON STOCK

The computation of net income per share of common stock is based on the average number of common shares outstanding during each year.  The average number of shares used in computing net income per share of common stock at December 31, 2025, 2024, and 2023 was 32,417,744 shares, 32,262,812 shares, and 32,121,723 shares, respectively.

## 12. DEBT

|  | December 31, | | | |
| --- | --- | --- | --- | --- |
| **Long-term Debt** | **2025** | | 2024 | |
| Finance leases, various maturities, with a weighted average interest rate of 8.3% | $ | **1.9** | $ | 2.2 |
| Less current portion |  | **(0.9)** |  | (0.9) |
| **Long-term Debt** | $ | **1.0** | $ | 1.3 |

| **Long-term Debt matures as follows:** | | |
| --- | --- | --- |
| 2026 | $ | 0.9 |
| 2027 |  | 0.4 |
| 2028 |  | 0.4 |
| 2029 |  | 0.1 |
| 2030 |  | 0.1 |
|  | $ | 1.9 |

The carrying amount of our outstanding long-term, fixed-rate debt exceeded its fair value by $0.1 million at both December 31, 2025 and 2024.  The fair value of the long-term, fixed-rate debt is estimated by calculating future cash flows at interpolated Treasury yields with similar maturities, plus an estimate of our credit risk spread.  The fair value of our variable-rate short- and long-term debt approximates its carrying value at December 31, 2025 and 2024, respectively.

**Revolving Credit Facility**

At December 31, 2024, we, along with Graybar Canada Limited, our Canadian operating subsidiary ("Graybar Canada"), had an unsecured, five-year, $750.0 million committed revolving credit agreement maturing in August 2026 with Bank of America, N.A. and the other lenders named therein (the "Credit Agreement"), which included a combined letter of credit sub-facility of up to $25.0 million, a U.S. swing-line loan facility of up to $75.0 million, and a Canadian swing-line loan facility of up to $20.0 million. The Credit Agreement included a $100.0 million sublimit (in U.S. or Canadian dollars) available for borrowings by Graybar Canada. The Credit Agreement contained an accordion feature, which allowed us to request increases in the aggregate borrowing commitments or incremental term loans of up to $375.0 million.

On June 27, 2025, we, along with Graybar Canada, amended and extended the Credit Agreement, pursuant to the terms and conditions of a Sixth Amendment to the Credit Agreement, dated as of June 27, 2025 (the "Amended Credit Agreement"), by and among Graybar, as parent borrower, Graybar Canada, as a borrower, the guarantors named therein, the lenders party thereto, Bank of America, N.A. as Domestic Administrative Agent, Domestic Swing Line Lender and Domestic L/C Issuer and Bank of America, N.A., acting through its Canada Branch, as Canadian Administrative Agent, Canadian Swing Line Lender and Canadian L/C Issuer. The Amended Credit Agreement includes a combined letter of credit sub-facility of up to $35.0 million, a U.S. swing-line loan facility of up to $75.0 million, and a Canadian swing-line facility of up to $20.0 million. The Amended Credit Agreement includes a $100.0 million sublimit (in U.S. or Canadian dollars) for borrowings by Graybar Canada. Our borrowing availability under the facility is reduced by the amount of borrowings by Graybar Canada, but we may use the sublimit amount to increase our borrowings, to the extent available. If we were to use available borrowings under the Amended Credit Agreement that included the sublimit amount, then Graybar Canada's available capacity would be reduced by our use of such amount. The Amended Credit Agreement contains an accordion feature, which allows us to request increases in the aggregate borrowing commitments or incremental term loans of up to $375.0 million.

Interest on the Company's borrowings under the Amended Credit Agreement will be based on, at the borrower's election, either (A) (i) the base rate (as defined in the Amended Credit Agreement), or (ii) term SOFR (as defined in the Amended Credit Agreement, in the case of U.S. dollar-denominated borrowings) or (B) (i) the base rate (as defined in the Amended Credit Agreement) or (ii) term CORRA (as defined in the Amended Credit Agreement, in the case of Graybar Canada as borrower with respect to Canadian dollar-denominated borrowings), in each case plus an applicable margin, as determined by the pricing grid set forth in the Amended Credit Agreement. In connection with such a borrowing, the applicable borrower will also select the term of the loan, up to six months, or automatically renew with the consent of the lenders. Swing-line loans, which are daily loans, will bear interest at a rate based on, at the borrower's election, either (i) the base rate or (ii) the SOFR daily floating rate (as defined in the Amended Credit Agreement), or in the case of Graybar Canada with respect to Canadian dollar-denominated borrowings, daily simple CORRA (as defined in the Amended Credit Agreement), in each case plus an applicable margin, as determined by the pricing grid set forth in the Amended Credit Agreement. In addition to interest payments, there are certain fees and obligations associated with borrowings, swing-line loans, letters of credit, term loans and other administrative matters.

The five-year Amended Credit Agreement matures in June 2030. Borrowings of Graybar Canada may be in U.S. Dollars or Canadian Dollars. The obligations of Graybar Canada are secured by the guaranty of Graybar, GBE Sub, LLC and any material domestic subsidiaries of Graybar (as defined). Under no circumstances will Graybar Canada use its borrowings to benefit Graybar or its operations, including without limitation to repay any of Graybar's obligations under the facility.

The Amended Credit Agreement provides for a quarterly facility fee ranging from 0.25% to 0.40% per annum, subject to adjustment based upon the consolidated leverage ratio for a fiscal quarter, and letter of credit fees ranging from 1.00% to 1.60% per annum payable quarterly, subject to such adjustment. Borrowings can be either base rate loans plus a margin ranging from 0.00% to 0.60% or term SOFR, term CORRA, SOFR daily floating rate, or daily simple CORRA rate loans plus a margin ranging from 1.00% to 1.60%, subject to adjustment based upon the consolidated leverage ratio. Availability under the Amended Credit Agreement is subject to the accuracy of representations and warranties and absence of a default and, in the case of Canadian borrowings denominated in Canadian dollars, the absence of a material adverse change in the national or international financial markets, which would make it impracticable to lend Canadian dollars.

The Amended Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on Graybar and all but certain of our subsidiaries with respect to indebtedness (with specified, limited exceptions), liens, changes in the nature of our business, investments, mergers and acquisitions, issuance of equity securities, dispositions of assets and dissolution of certain subsidiaries, transactions with affiliates, as well as securitizations and transactions with sanctioned parties or in violation of certain US or Canadian anti-corruption and anti-money laundering laws. There are also maximum leverage ratio and minimum interest coverage ratio financial covenants to which the Company is subject during the term of the Amended Credit Agreement.

The Amended Credit Agreement also provides for customary events of default, including a failure to pay principal, interest or fees when due, failure to comply with covenants, the fact that any representation or warranty made by any of the credit parties is materially incorrect, the occurrence of an event of default under certain other indebtedness of Graybar and its subsidiaries, the commencement of certain insolvency or receivership events affecting any of the credit parties, certain actions under the Employee Retirement Income Security Act of 1974 ("ERISA") and the occurrence of a change in control of any of the credit parties (subject to certain permitted transactions as described in the Amended Credit Agreement).  Upon the occurrence of an event of default, the commitments of the lenders may be terminated and all outstanding obligations of the credit parties under the Amended Credit Agreement may be declared immediately due and payable.

Certain parties to the Amended Credit Agreement and certain of their respective affiliates have performed in the past, and may from time to time perform in the future, banking, investment banking and other advisory services for the Company and its affiliates for which they have received, and/or will receive, customary fees and expenses.

We were in compliance with all covenants under the Amended Credit Agreement and Credit Agreement, respectively, as of December 31, 2025 and 2024.

There were no short-term borrowings as of December 31, 2025.  There were $22.0 million in short-term borrowings at December 31, 2024, of which all were issued under the Credit Agreement.

Short-term borrowings outstanding during the year ended December 31, 2025 ranged from a minimum of no short-term borrowings to a maximum of $37.0 million.  Short-term borrowings outstanding during the year ended December 31, 2024 ranged from a minimum of no short-term borrowings to a maximum of $55.0 million.  The average daily amount of borrowings outstanding under the Amended Credit Agreement during 2025 amounted to approximately $0.3 million at weighted-average interest rates of 5.44%.  The average daily amount of borrowings outstanding under the Credit Agreement during 2024 amounted to approximately $2.8 million at weighted-average interest rates of 6.28%.

At December 31, 2025, we had available unused committed lines of credit under the Amended Credit Agreement amounting to $744.4 million, compared to $724.2 million at December 31, 2024 under the Credit Agreement.

We had interest income, net of $0.9 million and $2.1 million for the year ended December 31, 2025, and 2024, respectively.  We had interest expense, net of $2.7 million for the year ended December 31, 2023.

**Private Placement Shelf Agreements**

We have an uncommitted, unsecured $200.0 million private placement shelf agreement (the "Prudential Shelf Agreement") with PGIM, Inc., which is expected to allow us to issue senior promissory notes to affiliates of PGIM, Inc. at fixed rate terms to be agreed upon at the time of any issuance during a three-year issuance period ending in August 2026.

We also have an uncommitted, unsecured $200.0 million private placement shelf agreement (the "MetLife Shelf Agreement") with MetLife Investment Management, LLC and MetLife Investment Management Limited (collectively, "MetLife") and each other MetLife affiliate that becomes a party to the agreement.  The MetLife Shelf Agreement is expected to allow us to issue senior promissory notes to MetLife at fixed or floating rate economic terms to be agreed upon at the time of any issuance during a three-year period ending in June 2027, and thereafter, for successive three-year periods until either party notifies the other party at least 30 days prior to the then applicable stated period end date of its intent not to extend.

We remain obligated under a most favored lender clause which is designed to ensure that any notes in the future under the Prudential Shelf Agreement and MetLife Shelf Agreement will continue to be of equal ranking with indebtedness under our Amended Credit Agreement.

No notes have been issued under either the Prudential Shelf Agreement or the MetLife Shelf Agreement as of December 31, 2025 and 2024.

Each shelf agreement contains representations and warranties of the Company and the applicable lender, events of default and affirmative and negative covenants, customary for agreements of this type.  These covenants are substantially similar to those contained in the Amended Credit Agreement, subject to a number of exceptions and qualifications set forth in the applicable shelf agreement.  All outstanding obligations of Graybar under one or both of these agreements may be declared immediately due and payable upon the occurrence of an event of default.

We were in compliance with all covenants under the Prudential Shelf Agreement and the MetLife Shelf Agreement as of December 31, 2025 and 2024.

**Letters of Credit**

We had total letters of credit of $10.6 million outstanding at December 31, 2025, of which $5.6 million were issued under the Amended Credit Agreement.  We had total letters of credit of $9.6 million outstanding at December 31, 2024, of which $3.8 million were issued under the Credit Agreement.  The letters of credit are issued primarily to support certain workers' compensation insurance policies and support performance under certain customer contracts.

**13. PENSION AND OTHER POSTRETIREMENT BENEFITS**

We have a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all employees first hired prior to July 1, 2015 after the completion of one year of service and 1,000 hours of service.  The Pension Plan provides retirement benefits based on an employee's final average earnings and years of service.  A supplemental benefit plan provides nonqualified pension benefits for compensation in excess of the IRS compensation limits applicable to the Pension Plan and eligible compensation deferred by a participant.

Our funding policy is to make contributions to the Pension Plan, provided that the total annual contributions will not be less than ERISA and the Pension Protection Act of 2006 minimums or greater than the maximum tax-deductible amount, to review the contribution and funding strategy on a regular basis, and to allow discretionary contributions to be made by us from time to time.  The assets of the Pension Plan are invested primarily in fixed income investments and equity securities.  We pay nonqualified pension benefits when they are due according to the terms of the supplemental benefit plan.  We have an employee deferred compensation trust to meet funding obligations for nonqualified pension benefits to certain participants in the supplemental benefit plan.  The assets of the employee deferred compensation trust are invested in highly liquid money market funds and U.S. Treasury securities.

We provide certain postretirement healthcare and life insurance benefits to retired employees.  Substantially all of our employees hired or rehired prior to 2014 may become eligible for postretirement medical benefits if they reach the age and service requirements of the retiree medical plan and retire on a pension (except a deferred pension) under the Pension Plan.  Postretirement life insurance benefits are insured through an insurance company.  We fund postretirement benefits as incurred, and accordingly, there were no assets held in the postretirement benefits plan at December 31, 2025 and 2024.

The following table sets forth information regarding the funded status of our pension and other postretirement benefits as of December 31, 2025 and 2024:

| | Pension Benefits | | Postretirement Benefits | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2025 | 2024 |
| Change in Benefit Obligation: | | | | |
| Benefit obligation at beginning of period | $ 613.8 | $ 616.8 | $ 61.0 | $ 62.4 |
| Service cost | 21.1 | 22.6 | 1.3 | 1.4 |
| Interest cost | 34.3 | 31.9 | 3.3 | 3.2 |
| Actuarial loss (gain) | 13.4 | (7.9) | 1.0 | (1.8) |
| Benefits paid from plan assets | (43.4) | (47.0) | — | — |
| Benefits paid from Company assets | (2.6) | (1.0) | (4.7) | (4.2) |
| Administrative expenses paid | (1.5) | (1.6) | — | — |
| Settlements | — | — | (12.4) | — |
| Benefit Obligation at End of Period | 635.1 | 613.8 | 49.5 | 61.0 |
| Change in Plan Assets: | | | | |
| Fair value of plan assets at beginning of period | 481.8 | 508.2 | — | — |
| Actual return on plan assets | 49.2 | (17.8) | — | — |
| Employer contributions(A) | 46.2 | 41.1 | 17.1 | 4.2 |
| Benefits paid(A) | (46.0) | (48.1) | (4.7) | (4.2) |
| Administrative expenses paid | (1.5) | (1.6) | — | — |
| Settlements | — | — | (12.4) | — |
| Fair Value of Plan Assets at End of Period | 529.7 | 481.8 | — | — |
| Unfunded Status | $ 105.4 | $ 132.0 | $ 49.5 | $ 61.0 |

(A) Includes $2.6 million and $1.1 million paid from our assets for unfunded nonqualified pension benefits in fiscal years 2025 and 2024, respectively.

The accumulated benefit obligation for our Pension Plan was $594.3 million and $570.1 million at December 31, 2025 and 2024, respectively.

Amounts recognized in the consolidated balance sheet for the years ended December 31 consist of the following:

| | Pension Benefits | | Postretirement Benefits | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2025 | 2024 |
| Current accrued benefit cost | $ 1.7 | $ 3.0 | $ 4.7 | $ 6.9 |
| Non-current accrued benefit cost | 103.7 | 129.0 | 44.8 | 54.1 |
| Net amount recognized | $ 105.4 | $ 132.0 | $ 49.5 | $ 61.0 |

Current accrued benefit cost for both pension benefits and postretirement benefits is included in other current liabilities in the consolidated balance sheets. Non-current accrued benefit cost for pension benefits and postretirement benefits are included in pension liability and postretirement benefits liability, respectively, in the consolidated balance sheets.

Amounts recognized in accumulated other comprehensive loss for the years ended December 31, net of tax, consist of the following:

| | Pension Benefits | | Postretirement Benefits | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2025 | 2024 |
| Net actuarial loss (gain) | $ 185.1 | $ 192.7 | $ (0.4) | $ (1.2) |
| Accumulated other comprehensive loss (gain) | $ 185.1 | $ 192.7 | $ (0.4) | $ (1.2) |

The actuarial loss for the Pension Plan in 2025 was primarily due to decreases in the discount rate compared to 2024.  The actuarial gain for the Pension Plan in 2024 was primarily due to increases in the discount rate compared to 2023 and due to plan experience.

Weighted-average assumptions used to determine the actuarial present value of the pension and postretirement benefit obligations as of December 31 are:

| | Pension Benefits | | Postretirement Benefits | |
| --- | --- | --- | --- | --- |
| | **2025** | 2024 | **2025** | 2024 |
| Discount rate | **5.55 %** | 5.70 % | **5.11 %** | 5.62 % |
| Rate of compensation increase | **3.91 %** | 4.03 % | — | — |
| Healthcare cost trend on covered charges | — | — | **5.00 %** | 5.00 % |

The net periodic benefit cost for the years ended December 31, 2025, 2024, and 2023 included the following components:

| | Pension Benefits | | | Postretirement Benefits | | |
| --- | --- | --- | --- | --- | --- | --- |
| **Components of Net Periodic Benefit Cost** | **2025** | 2024 | 2023 | **2025** | 2024 | 2023 |
| Selling, general and administrative expenses: | | | | | | |
| Service cost | $ **21.1** | $ 22.6 | $ 24.3 | $ **1.3** | $ 1.4 | $ 1.4 |
| Total selling, general and administrative expenses | $ **21.1** | $ 22.6 | $ 24.3 | $ **1.3** | $ 1.4 | $ 1.4 |
| Non-operating expenses, net: | | | | | | |
| Interest cost | **34.3** | 31.9 | 31.9 | **3.3** | 3.2 | 3.4 |
| Expected return on plan assets | **(35.5)** | (31.9) | (28.9) | — | — | — |
| Amortization of: | | | | | | |
| Net actuarial loss | **9.9** | 7.6 | 1.1 | — | — | — |
| Settlement gain | — | — | — | **(0.2)** | — | — |
| Total non-operating expenses, net | $ **8.7** | $ 7.6 | $ 4.1 | $ **3.1** | $ 3.2 | $ 3.4 |
| Net periodic benefit cost | $ **29.8** | $ 30.2 | $ 28.4 | $ **4.4** | $ 4.6 | $ 4.8 |

In December 2025, we purchased a life insurance buyout agreement for $12.4 million to fully transfer our liabilities related to postretirement life insurance benefits to a third-party insurer, triggering settlement accounting.  Accordingly, we recorded a non-cash settlement gain of $0.2 million in non-operating expenses, net on our consolidated statements of income for the year ended December 31, 2025.  The settlement gain represented the immediate recognition of a portion of the unrecognized gain within accumulated other comprehensive income in proportion to the share of the projected benefit obligation that was settled by the life insurance buyout.  We did not have settlements in 2024 or 2023.

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were:

| | Pension Benefits | | | Postretirement Benefits | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2025** | 2024 | 2023 | **2025** | 2024 | 2023 |
| Discount rate | **5.70 %** | 5.17 % | 5.55 % | **5.62 %** | 5.31 % | 5.70 % |
| Expected return on plan assets | **6.00 %** | 5.25 % | 5.25 % | — | — | — |
| Rate of compensation increase | **4.03 %** | 4.14 % | 4.14 % | — | — | — |
| Healthcare cost trend on covered charges | — | — | — | **5.00 %** | 5.00 % | 5.00 % |

The expected return on plan assets assumption for the Pension Plan is a long-term assumption and was determined after evaluating input from both the plan's actuary and pension fund investment advisors, consideration of macroeconomic conditions, historical rates of return on plan assets, and anticipated current and long-term rates of return on the various classes of assets in which the plan invests.

For measurement of the postretirement benefits net periodic cost, a 5.00% annual rate of increase in per capita cost of covered healthcare benefits was assumed for 2025.  The rate was assumed to remain at 5.00% in 2026 and to remain at that level thereafter.

We expect to fund $1.2 million for nonqualified pension benefits during 2026.  Qualified pension contributions are expected to be $40.0 million in 2026; however, additional contributions may be made at our discretion.

Estimated future defined benefit pension and other postretirement benefit plan payments to plan participants for the years ending December 31 are as follows:

| Year | Pension Benefits | Postretirement Benefits |
|---|---|---|
| 2026 | $ 61.3 | $ 4.8 |
| 2027 | 57.2 | 6.1 |
| 2028 | 59.1 | 6.3 |
| 2029 | 58.7 | 6.3 |
| 2030 | 58.4 | 6.1 |
| 2031-2035 | 282.3 | 25.3 |

The investment objective of our Pension Plan is to ensure that there are sufficient assets to fund regular pension benefits payable to employees over the long-term life of the plan. Our Pension Plan seeks to allocate plan assets in a manner that is closely duration-matched with the actuarial projected cash flow liabilities, consistent with prudent standards for preservation of capital, tolerance of investment risk, and maintenance of liquidity. Assets of the qualified pension plan are held by U.S. Bank National Association (the "Trustee").

Our Pension Plan utilizes a liability-driven investment ("LDI") approach to help meet these objectives. The LDI strategy employs a structured fixed-income portfolio designed to reduce volatility in the plan's future funding requirements and funding status. This is accomplished by using a blend of long duration government, quasi-governmental and corporate fixed-income securities, as well as appropriate levels of equity and alternative investments designed to optimize the plan's liability hedge ratio. Derivatives may also be used on fixed-income investments to manage interest rate exposure, volatility, duration, credit exposures, and asset class allocation. Derivatives are not allowed if the position creates economic portfolio leverage beyond the portfolio's investment objectives or if used for speculative purposes. In practice, the value of an asset portfolio constructed primarily of fixed income securities is inversely correlated to changes in market interest rates, primarily offsetting changes in the value of the pension benefit obligation caused by changes in the interest rate used to discount plan liabilities.

Asset allocation information for the Pension Plan at December 31, 2025 and 2024 is as follows:

| Investment | 2025 Actual Allocation | 2025 Target Allocation Range | 2024 Actual Allocation | 2024 Target Allocation Range |
|---|---|---|---|---|
| Equity securities - U.S. | 10 % | 7-15 % | 9 % | 7-15 % |
| Equity securities - International | 6 % | 3-10 % | 6 % | 3-10 % |
| Fixed income investments | 56 % | 40-80 % | 53 % | 40-80 % |
| Real assets | 2 % | 0-10 % | 5 % | 0-10 % |
| Private equity | 10 % | 5-15 % | 9 % | 5-15 % |
| Other investments | 5 % | 2-8 % | 5 % | 2-8 % |
| Short-term investments | 11 % | 1-10 % | 13 % | 1-10 % |
| Total | 100 % | 100 % | 100 % | 100 % |

Actual asset allocation may occasionally fall outside of the target allocation range until rebalancing occurs.

The following is a description of the valuation methodologies used for assets held by the Pension Plan measured at fair value:

**Equity securities - U.S.**
Equity securities - U.S. consist of investments in a publicly traded U.S. equity mutual fund and a collective investment trust. The U.S. equity mutual fund is primarily invested in large-capitalization stocks (defined as companies with market capitalization of more than $10 billion). The U.S. publicly traded mutual fund is valued at the closing price reported on the active public market in which the individual securities are traded and are classified as Level 1. The collective investment trust is valued at the net asset value ("NAV") of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the collective investment trust.

**Equity securities - International**

Equity securities - International consist of investments in three collective investment trusts and are primarily investments within developed and emerging markets. The collective investment trusts are valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the collective investment trusts.

**Fixed income investments**

Fixed income investments consist of U.S. and international corporate bonds, government and government agency bonds, derivatives, U.S. Treasury securities, as well as a collective trust that invests in U.S. government debt securities. U.S. and international corporate bonds and government and government agency bonds are valued by independent pricing services using various market and industry inputs and may include, but are not limited to, interest rates, yield curves, and credit spreads. As the significant inputs used are observable market inputs, these investments are classified as Level 2. Derivatives could include, but are not limited to, instruments such as U.S. Treasury futures, total returns swaps, and credit default swaps. Derivatives are valued by independent pricing services using direct and observable market inputs and are thus classified as Level 2. U.S. Treasury securities are valued using quoted market prices obtained from active markets and are classified as Level 1. The collective trust is valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

**Real assets**

Real assets consist of a limited partnership ("LP") that invests in real estate. The LP investment is valued at the NAV of units of the trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the LP investment.

**Private equity**

Private equity is an asset class that is generally characterized as requiring long-term commitments and where liquidity is typically limited. Private equity investments do not have an actively traded market with readily observable prices. The investments are limited partnerships and are diversified across typical private equity strategies including: buyouts, co-investments, secondary offerings, venture capital, and special situations. Valuations are developed using a variety of proprietary model methodologies. Valuations may be derived from publicly available sources as well as information obtained from each fund's general partner based upon public market conditions and returns. All private equity investments are classified as Level 3, other than limited partnerships valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the private equity investments.

**Other investments**

Other investments consist of investments in a private debt fund and a muti-sector credit fund. The private debt fund is valued using unobservable inputs with limited trading activity, and is therefore classified as Level 3. The multi-sector credit fund is valued using the NAV based on the fair value of the underlying investments held by the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Audited financial statements are produced on an annual basis for the private debt fund and the multi-sector credit fund.

**Short-term investments**

Short-term investments includes cash and cash equivalents in a short-term fund which is valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our Pension Plan valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes in the methodologies for determining fair value at December 31, 2025 or 2024.

The following tables set forth, by level within the fair value hierarchy, the Pension Plan assets measured at fair value as of December 31, 2025 and 2024:

**December 31, 2025**

| Investment | Investments Measured at NAV | | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| Equity securities - U.S. | $ | 11.0 | $ | 44.4 | $ | — | $ | — | $ | 55.4 |
| Equity securities - International | | 34.5 | | — | | — | | — | | 34.5 |
| Fixed income investments | | 11.2 | | 56.1 | | 228.7 | | — | | 296.0 |
| Real assets | | 8.3 | | — | | — | | — | | 8.3 |
| Private equity | | 34.0 | | — | | — | | 17.7 | | 51.7 |
| Other investments | | 14.9 | | — | | — | | 11.4 | | 26.3 |
| Short-term investments | | 57.5 | | — | | — | | — | | 57.5 |
| Total | $ | 171.4 | $ | 100.5 | $ | 228.7 | $ | 29.1 | $ | 529.7 |

**December 31, 2024**

| Investment | Investments Measured at NAV | | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| Equity securities - U.S. | $ | — | $ | 42.0 | $ | — | $ | — | $ | 42.0 |
| Equity securities - International | | 27.0 | | — | | — | | — | | 27.0 |
| Fixed income investments | | 11.1 | | 19.7 | | 225.8 | | — | | 256.6 |
| Real assets | | 12.8 | | 10.0 | | — | | — | | 22.8 |
| Private equity | | 26.3 | | — | | — | | 19.7 | | 46.0 |
| Other investments | | 11.8 | | — | | — | | 11.4 | | 23.2 |
| Short-term investments | | 64.2 | | — | | — | | — | | 64.2 |
| Total | $ | 153.2 | $ | 71.7 | $ | 225.8 | $ | 31.1 | $ | 481.8 |

The tables below set forth a summary of changes in the fair value of the Pension Plan's Level 3 assets for the years ended December 31, 2025 and 2024:

**December 31, 2025**

| | Private Equity | | Other Investments | | Total | |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ | 19.7 | $ | 11.4 | $ | 31.1 |
| Realized gains | | 0.3 | | — | | 0.3 |
| Unrealized (losses) gains | | (0.6) | | 1.0 | | 0.4 |
| Sales | | (1.7) | | (1.0) | | (2.7) |
| Balance, end of year | $ | 17.7 | $ | 11.4 | $ | 29.1 |

**December 31, 2024**

| | Private Equity | | Other Investments | | Total | |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ | 22.2 | $ | 11.4 | $ | 33.6 |
| Unrealized gains | | 0.3 | | 1.2 | | 1.5 |
| Sales | | (2.8) | | (1.2) | | (4.0) |
| Balance, end of year | $ | 19.7 | $ | 11.4 | $ | 31.1 |

## 14. PROFIT SHARING AND SAVINGS PLAN

We provide a defined contribution profit sharing and savings plan (the "Plan") covering substantially all of our eligible employees with an individual account for each participant. Employees may make voluntary before-tax and/or after-tax contributions to the saving portion of the Plan, ranging from 2% to 50% of pay, subject to limitations imposed by federal tax law, ERISA, and the Pension Protection Act of 2006. Substantially all employees hired or rehired after July 1, 2015 are eligible to receive a Company matching contribution beginning the first pay period after the completion of six months of service and 500 hours of service. The Company match is equal to 50% of an eligible employee's before-tax or Roth payroll contribution, up to 6% of pay per payroll period, with a maximum match per payroll period of 3%. The matching contribution expense under the Plan recognized by us was $9.7 million, $8.0 million, and $7.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Annual contributions made by us to the profit-sharing portion of the Plan are determined by the Board of Directors at its discretion, and are generally based on the profitability of the Company. Expense recognized by us under the profit-sharing portion of the Plan was $89.6 million, $67.1 million, and $56.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

## 15. COMMITMENTS AND CONTINGENCIES

We are subject to various claims, disputes, and administrative and legal matters incidental to our past and current business activities. As a result, contingencies can arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible loss.

We have in place insurance coverage for litigation defense and claim settlement costs incurred in connection with our asbestos claims. We estimate the value of probable insurance recoveries associated with our asbestos reserve based on management's interpretations and estimates surrounding the available or applicable insurance coverage. We estimate the future payments for litigation defense and claim settlement costs based on our historical liabilities and current and projected caseloads. At December 31, 2025, Graybar had $4.5 million and $42.2 million of insurance receivables recorded in other current assets and other non-current assets, respectively, and $4.5 million and $42.2 million recorded in other current liabilities and other non-current liabilities, respectively, related to our asbestos litigation defense and claims settlement reserve. At December 31, 2024, Graybar had $2.7 million and $39.6 million of insurance receivables recorded in other current assets and other non-current assets, respectively, and $2.7 million and $39.6 million recorded in other current liabilities and other non-current liabilities, respectively, related to our asbestos litigation defense and claims settlement reserve.

Estimated loss contingencies are accrued only if the loss is probable and the amount of the loss can be reasonably estimated. With respect to a particular loss contingency, it may be probable that a loss has occurred but the estimate of the loss is a wide range. If we deem an amount within the range to be a better estimate than any other amount within the range, that amount will be accrued. However, if no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued. While we believe that none of these claims, disputes, or administrative and legal matters will have a material adverse effect on our financial position, these matters are uncertain and we cannot at this time determine whether the financial impact, if any, of these matters will be material to our results of operations in the period in which such matters are resolved or a better estimate becomes available.

## 16. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss as of December 31 are as follows:

|  | 2025 | 2024 |
|---|---|---|
| Currency translation | $ (16.4) | $ (26.2) |
| Pension liability | (185.1) | (192.7) |
| Postretirement benefits liability | 0.4 | 1.2 |
| Accumulated other comprehensive loss | $ (201.1) | $ (217.7) |

The following table represents the total amounts of actuarial losses recognized that were reclassified from accumulated other comprehensive loss for the years ended December 31, 2025 and 2024:

| | 2025 | | 2024 | |
|---|---|---|---|---|
| | **Amortization of Pension and Other Postretirement Benefits Items** | | **Amortization of Pension and Other Postretirement Benefits Items** | |
| | **Actuarial Losses Recognized** | | **Actuarial Losses Recognized** | |
| Affected Line in Consolidated Statement of Income: | | | | |
| Non-operating expenses, net | $ | 9.7 | $ | 7.6 |
| Tax benefit | | (2.5) | | (2.0) |
| Total reclassifications for the period, net of tax | $ | 7.2 | $ | 5.6 |

The following table represents the activity included in accumulated other comprehensive loss for the years ended December 31, 2025 and 2024:

| | 2025 | | | 2024 | | |
|---|---|---|---|---|---|---|
| | **Foreign Currency** | **Pension and Other Postretirement Benefits** | **Total** | **Foreign Currency** | **Pension and Other Postretirement Benefits** | **Total** |
| Beginning balance January 1, | $ (26.2) | $ (191.5) | $ (217.7) | $ (10.6) | $ (167.3) | $ (177.9) |
| Other comprehensive income (loss) before reclassifications | 9.8 | — | 9.8 | (15.6) | — | (15.6) |
| Amounts reclassified from accumulated other comprehensive loss (net of tax ($2.5) and ($2.0)) | — | 7.2 | 7.2 | — | 5.6 | 5.6 |
| Actuarial loss, (net of tax $0.1 and $10.3) | — | (0.4) | (0.4) | — | (29.8) | (29.8) |
| Net current-period other comprehensive income (loss) | 9.8 | 6.8 | 16.6 | (15.6) | (24.2) | (39.8) |
| Ending balance December 31, | $ (16.4) | $ (184.7) | $ (201.1) | $ (26.2) | $ (191.5) | $ (217.7) |

## 17. ACQUISITIONS

We completed no material acquisitions in 2025.

In 2024, we completed four acquisitions for a combined purchase price of $149.3 million in cash, net of cash acquired. The acquisitions were financed using cash on hand. Additionally, during 2024, we received a post-closing working capital adjustment of $3.0 million related to a 2023 acquisition.

The following table sets forth the purchase price allocation and summarizes the estimated fair values of the assets acquired and liabilities assumed for the acquisitions in 2024.

| | | Fair Value |
|---|---|---|
| Current Assets | $ | 28.6 |
| Property | | 1.5 |
| Goodwill | | 56.8 |
| Intangible Assets | | 73.5 |
| Current Liabilities | | (11.1) |
| **Total combined purchase price** | $ | **149.3** |

The fully tax-deductible goodwill resulting from the acquisitions largely consists of our expected future product sales and synergies from combining the newly acquired subsidiaries' products and services with our existing product and service offerings. The following table sets forth the components of the identifiable intangible assets acquired and their useful lives:

| | Weighted Average Life (in years) | Fair Value | |
|---|---|---|---|
| Customer relationships | 15.3 | $ | 51.1 |
| Tradename | 14.3 | | 21.1 |
| Non-Compete Agreements | 4.8 | | 1.3 |
| **Total Intangible Assets** | **14.8** | **$** | **73.5** |

The fair values of the identified customer relationships and trade name intangible assets were estimated using the multi-period excess earnings and relief-from-royalty methods, respectively. Significant inputs used to value these identifiable intangible assets included projected revenues and expected operating margins, customer attrition rates, discount rates, and royalty rates.

In 2023, we completed two acquisitions for a combined purchase price of $375.8 million in cash, net of cash acquired. The acquisitions were financed using cash on hand and short-term borrowings.

The following table sets for the purchase price allocation and summarizes the estimated fair values of the assets acquired and liabilities assumed for the acquisitions.

| | Fair Value | |
|---|---|---|
| Current Assets | $ | 153.6 |
| Property | | 5.0 |
| Goodwill | | 92.6 |
| Intangible Assets | | 186.1 |
| Other Non-current Assets | | 2.9 |
| Current Liabilities | | (64.4) |
| **Total combined purchase price** | **$** | **375.8** |

The fully tax-deductible goodwill resulting from the acquisitions largely consists of our expected future product sales and synergies from combining the newly acquired subsidiaries' products and services with our existing product and service offerings. The following table sets for the components of identifiable intangible assets acquired and their useful lives.

| | Weighted Average Life (in years) | Fair Value | |
|---|---|---|---|
| Customer relationships | 16.5 | $ | 148.3 |
| Tradename | 15.0 | | 36.6 |
| Non-Compete Agreements | 5.0 | | 1.2 |
| **Total Intangible Assets** | **16.2** | **$** | **186.1** |

The fair values of the identified customer relationships and trade name intangible assets were estimated using the multi-period excess earnings and relief-from-royalty methods, respectively. Significant inputs used to value these identifiable intangible assets included projected revenues and expected operating margins, customer attrition rates, discount rates, and royalty rates.

The acquisitions above present a strategic opportunity for us to expand our reach in current geographies and provide a solid foundation for growth into new adjacent product lines and services.

## 18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth selected quarterly financial data for the years ended December 31, 2025 and 2024:

| | 2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **For the Quarter Ended** | March 31, | | June 30, | | September 30, | | December 31, | |
| Net sales | $ | 2,949.8 | $ | 3,369.9 | $ | 3,298.8 | $ | 3,257.1 |
| Gross margin | | 575.0 | | 639.8 | | 638.8 | | 635.1 |
| Net income attributable to the Company | | 100.9 | | 138.1 | | 119.3 | | 73.1 |
| Net income attributable to the Company per share of common stock | $ | 3.10 | $ | 4.26 | $ | 3.68 | $ | 2.27 |

| For the Quarter Ended | | March 31, | | June 30, | | September 30, | | December 31, |
|---|---|---|---|---|---|---|---|---|
| | | 2024 | | | | | | |
| Net sales | $ | 2,732.7 | $ | 3,005.3 | $ | 2,979.5 | $ | 2,928.0 |
| Gross margin | | 548.0 | | 585.8 | | 597.2 | | 605.2 |
| Net income attributable to the Company | | 105.2 | | 110.4 | | 110.2 | | 97.3 |
| Net income attributable to the Company per share of common stock | $ | 3.24 | $ | 3.42 | $ | 3.42 | $ | 3.03 |

**Item 9.  Changes in and Disagreements With Accountants on Accounting and Financial Disclosure**

None.

**Item 9A.  Controls and Procedures**

*Evaluation of Disclosure Controls and Procedures*

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is accumulated and communicated to Company management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025 was performed under the supervision and with the participation of management.  Based on that evaluation, our management, including the Principal Executive Officer and Principal Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2025 to ensure that information required to be disclosed in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management of the Company, including its Principal Executive Officer and Principal Financial Officer, does not expect that our disclosure controls will prevent or detect all errors.  A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system's objective will be met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected.  These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

*Management's Report on Internal Control Over Financial Reporting*

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") issued in May 2013.  Based on that evaluation, management of the Company concluded that our internal control over financial reporting was effective as of December 31, 2025.

*Changes in Internal Control Over Financial Reporting*

During 2025, we completed a multi-year, strategic business transformation project, which included upgrading our ERP system.  This ERP system upgrade has resulted in, and may continue to result in, changes to many of our existing operational, financial, and administrative business processes.  We believe this upgrade will enhance our internal control over financial reporting due to improved operational functionality and further integration of related processes.  In connection with the ERP system upgrade, we have automated, modified or implemented certain internal controls as appropriate.  We will continue to monitor and modify, as needed, the design of our internal control over financial reporting processes to maintain operating effectiveness in the new environment.

Except as described above, there were no other changes in our internal control over financial reporting during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B.  Other Information**

None.

**Item 9C.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

## Item 10.  Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company who are nominees for election at the 2026 annual meeting of shareholders that is required to be included pursuant to this Item 10 will be included under the caption "Proposal 1: Nominees for Election as Directors" and "Information About the Board of Directors and Corporate Governance Matters" in the Company's Definitive Information Statement relating to the 2026 Annual Meeting (the "Information Statement") to be filed with the SEC pursuant to Rule 14c-5 under the Exchange Act, and is incorporated herein by reference.

The information with respect to our audit committee and audit committee financial expert, and nominating committee required to be included pursuant to this Item 10 will be included under the caption "Information About the Board of Directors and Corporate Governance Matters" in our Information Statement and is incorporated herein by reference.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer (collectively "Covered Officers").  This code of ethics is appended to our business conduct guidelines for all employees.  The business conduct guidelines and specific code for Covered Officers may be accessed at: www.graybar.com/store/en/gb/cm/company/legal and is also available in print without charge upon written request addressed to the Secretary of the Company at our principal executive offices.

Additionally, because there is no public trading market for our common stock, we have not adopted a separate insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, senior management, and employees or by the Company itself.  However, our Code of Ethics requires that all of our employees (which covers all of our officers and directors) to comply fully with all applicable laws and governmental rules and regulations, which includes compliance with insider trading laws, rules and regulations.  Moreover, our Code of Ethics provides that no employee may, either directly or indirectly through family members or third parties, purchase or sell stock of publicly-traded companies on the basis of material, non-public information received or learned while acting as a Company employee or share such information with any person to use in connection with their purchase or sale of any publicly-traded security.

## Item 11.  Executive Compensation

The information with respect to executive compensation, our advisory compensation committee, and the compensation committee interlocks and insider participation required to be included pursuant to this Item 11 will be included under the captions "Information About the Board of Directors and Corporate Governance Matters" and "Compensation Discussion and Analysis" in the Information Statement and is incorporated herein by reference.

## Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to the security ownership of beneficial owners of more than 5% of the Common Stock and of directors and executive officers of the Company required to be included pursuant to this Item 12, will be included under the captions "Beneficial Ownership of More Than 5% of the Outstanding Common Stock" and "Beneficial Ownership of Management" in the Information Statement and is incorporated herein by reference.

## Item 13.  Certain Relationships and Related Transactions, and Director Independence

At the date of this report, there are no reportable transactions, business relationships or indebtedness of the type required to be included pursuant to this Item 13 between the Company and any beneficial owner of more than 5% of the Common Stock, the directors or nominees for director of the Company, the executive officers of the Company or the members of the immediate families of such individuals.  If there is any change in that regard prior to the filing of the Information Statement, such information will be included under the caption "Transactions with Related Persons" in the Information Statement and shall be incorporated herein by reference.

The information with respect to director independence and to corporate governance required to be included pursuant to this Item 13 will be included under the captions "Proposal 1: Nominees for Election as Directors" and "Information about the Board of Directors and Corporate Governance Matters" in the Information Statement and is incorporated herein by reference.

## Item 14.  Principal Accountant Fees and Services

The information with respect to principal accountant fees and services required to be included pursuant to this Item 14 will be included under the caption "Relationship with Independent Registered Public Accounting Firm" in our Information Statement and is incorporated herein by reference.

Our independent registered public accounting firm is Ernst & Young LLP (PCAOB ID: 42).

# PART IV

**Item 15.  Exhibits and Financial Statement Schedules**

**(a)**  List of documents filed as part of this report:

| | | |
|---|---|---|
| **1.** | | **Financial Statements** |
| | | All Consolidated Financial Statements of the Company as set forth under Item 8 of this Annual Report on Form 10-K. |
| | | |
| **2.** | | **Financial Statement Schedule** |
| | | None. |
| | | |
| **3.** | | **Exhibits** |
| 3.1 | | Restated Certificate of Incorporation, as amended. |
| | | |
| 3.2 | | By-laws as amended through June 11, 2025, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated June 11, 2025 (Commission File No. 000-00255) and incorporated herein by reference. |
| | | |
| 4 | | Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. |
| | | |
| 4.2 | | Voting Trust Agreement, dated as of March 3, 2017, a form of which is attached as Exhibit A to the Prospectus dated January 6, 2017, constituting a part of the Company's Registration Statement on Form S-1/A (Registration No. 333-214560), and incorporated herein by reference. |
| | | |
| 4.3 | | Form of Voting Trust Agreement, dated as of March 6, 2026. |
| | | |
| 9.1 | | Voting Trust Agreement dated as of March 3, 2017, included at Exhibit 4.2 above. |
| | | |
| 9.2 | | Form of Voting Trust Agreement dated as of March 6, 2026, included at Exhibit 4.3 above. |
| | | |
| 10.1 | | Management Incentive Plan effective January 1, 2026* |
| | | |
| 10.2 | | Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2024, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (Commission File No. 000-00255) and incorporated herein by reference.* |
| | | |
| 10.3 | | Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 000-00255) and incorporated herein by reference.* |
| | | |
| 10.4 | | Graybar Long Term Incentive Plan filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 000-00255) and incorporated herein by reference.* |
| | | |
| 10.5 | | Form of Award Agreement under Graybar Long Term Incentive Plan filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission File No. 000-00255) and incorporated herein by reference.* |
| | | |
| 10.6 | | Sixth Amendment to Credit Agreement, dated as of June 27, 2025, among the Company, as parent borrower, Graybar Canada Limited, as a borrower, the Guarantors party thereto, the Lenders party thereto, Bank of America, N.A., as Domestic Administrative Agent, Domestic Swing Line Lender and Domestic L/C Issuer and Bank of America, N.A., acting through its Canada Branch, as Canadian Administrative Agent, Canadian Swing Line Lender and Canadian L/C Issuer, filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (Commission File No. 000-00255) and incorporated herein by reference. |

| 10.7 | Private Shelf Agreement, dated September 22, 2014, between the Company and Prudential Investment Management, Inc., filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (Commission File No. 000-00255) and incorporated herein by reference. |
|---|---|
| 10.8 | Amendment No. 1 to Private Shelf Agreement, dated August 2, 2017, between the Company and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (Commission File No. 000-00255) and incorporated herein by reference. |
| 10.9 | Amendment No. 2 to Private Shelf Agreement, dated August 10, 2018, between the Company and PGIM, Inc., filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (Commission File No. 000-00255) and incorporated herein by reference. |
| 10.10 | Amendment No. 3 to Private Shelf Agreement, dated July 29, 2020, between the Company and PGIM, Inc., filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 000-00255) and incorporated herein by reference. |
| 10.11 | Amendment No. 4 to Private Shelf Agreement, dated August 13, 2021, between the Company and PGIM, Inc. filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 13, 2021 (Commission File No. 000-00255) and incorporated herein by reference. |
| 10.12 | Amendment No. 5 to Private Shelf Agreement, dated July 20, 2023, between the Company and PGIM, Inc. filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (Commission File No. 000-00255) and incorporated herein by reference. |
| 10.13 | Amendment No. 4 to Private Shelf Agreement, dated June 25, 2024, among the Company and MetLife Investment Management, LLC and MetLife Investment Management Limited and any MetLife affiliates filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (Commission File No. 000-00255) and incorporated herein by reference. |
| 19 | Graybar Electric Company, Inc. Code of Ethics for Covered Officers filed as Exhibit 19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2025 (Commission File No. 000-00255) and incorporated herein by reference. |
| 21 | List of subsidiaries of the Company |
| 31.1 | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Principal Executive Officer. |
| 31.2 | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Principal Financial Officer. |
| 32.1 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer. |
| 32.2 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer. |
| 101.INS | XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document. |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |

| 104 | Cover Page Interactive Data File (formatted in Inline XBRL contained in Exhibit 101) |

\* Compensation arrangement

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 11th day of March 2026.

GRAYBAR ELECTRIC COMPANY, INC.

By    /s/ K. M. Mazzarella
_____
(K. M. Mazzarella, Chairman of the Board, President and
Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities indicated, on March 11, 2026.

| | |
|---|---|
| /s/ K. M. Mazzarella | Director, Chairman of the Board, President and Chief Executive Officer |
| (K. M. Mazzarella) | (Principal Executive Officer) |
| | |
| /s/ D. M. Meyer | Director, Senior Vice President and Chief Financial Officer |
| (D. M. Meyer) | (Principal Financial Officer and Principal Accounting Officer) |
| | |
| /s/ D. A. Bender | Director |
| (D. A. Bender) | |
| | |
| /s/ B. P. Delaney | Director |
| (B. P. Delaney | |
| | |
| /s/ D. E. DeSousa | Director |
| (D. E. DeSousa) | |
| | |
| /s/ M. W. Geekie | Director |
| (M. W. Geekie) | |
| | |
| /s/ R. H. Harvey | Director |
| (R. H. Harvey) | |
| | |
| /s/ A. C. Ipson | Director |
| (A. C. Ipson) | |
| | |
| /s/ W. P. Mansfield | Director |
| (W. P. Mansfield) | |
| | |
| /s/ B. L. Propst | Director |
| (B. L. Propst) | |
| | |
| /s/ D. B. Stone | Director |
| (D. B. Stone) | |

# MANAGEMENT TEAM FOR GRAYBAR DISTRICTS AND COMPANY SUBSIDIARIES AS OF APRIL 1, 2026

### ATLANTA DISTRICT

**William F. Seddon**
District Vice President

**Justin L. Meyers**
Director, Electrical Sales

**Paul T. Driskell**
Director, Electrical Sales

**Jeff Alasico**
Director, Industrial Sales

**John L. Lowther**
Director, Comm/Data Sales

**Antoine D. Jordan**
Director, Operations

**Michael C. Schaefer**
Director, Finance

### BOSTON DISTRICT

**Richard H. Harvey**
District Vice President

**Joseph A. Bertoldi**
Director, Electrical and
Industrial Sales

**Michael S. Vassallo**
Director, Comm/Data Sales

**Brian J. Hegarty**
Director, Operations

### CALIFORNIA DISTRICT

**Bradley J. Lee**
District Vice President

**Michael G. Baker**
Director, Electrical Sales

**Michael J. Schneeweis**
Director, Electrical Sales

**David C. Turner**
Director, Comm/Data Sales

**Caroline Liang**
Director, Talent Management

### CHICAGO DISTRICT

**Steven R. Bourbeau**
District Vice President

**Matthew T. Stone**
Director, Electrical Sales

**David G. Bender**
Director, Industrial Sales

**Richard A. VandenBossche**
Director, Comm/Data Sales

**John R. Hassler**
Director, Operations

**Ryan M. Weidner**
Director, Finance

### DALLAS DISTRICT

**William H. Hoyt**
District Vice President

**Frank J. Slovacek**
Director, Electrical and
Industrial Sales

**William Y. Boykin**
Director, Electrical and
Industrial Sales

**Matt L. Smith**
Director, Comm/Data Sales

**Stephanie N. Neubauer**
Director, Operations

**Dale R. Jensen**
Director, Finance

**Grady N. Norton**
Director, Talent Management

### MINNEAPOLIS DISTRICT

**Alex J. Piwoschuk**
District Vice President

**Matthew N. Johnson**
Director, Electrical Sales

**Shawn W. Koch**
Director, Industrial Sales

**Chad R. Goldsmith**
Director, Comm/Data Sales

**Jennifer A. Yseth**
Director, Operations

**David W. Heimark**
Director, Finance

**Jeff M. Steely**
Director, Talent Management

### NEW YORK DISTRICT

**Richard H. Harvey**
District Vice President

**James Montemarano**
Director, Electrical Sales

**Scott R. Kennedy**
Director, Electrical and
Industrial Sales

**Steven P. Shattuck**
Director, Comm/Data Sales

**James F. O'Kane**
Director, Operations

**Kyle D. Koch**
Director, Finance

**Sholonda P. Chipepo**
Director, Talent Management

### SOUTHWEST DISTRICT

**Jeffrey A. Wanner**
District Vice President

**Richard J. Dressman**
Director, Electrical Sales

**Anthony R. Kahn**
Director, Industrial Sales

**Wade E. Webster**
Director, Comm/Data Sales

**Jessica L. Huttenhow**
Director, Operations

**Don H. Hume**
Director, Finance

**Constance M. Gruenwald**
Director, Talent Management

### PITTSBURGH DISTRICT

**Lawrence E. Smith**
District Vice President

**Doug M. Eberle**
Director, Electrical Sales

**Walter V. Kaper**
Director, Electrical and
Industrial Sales

**J. Brett Felton**
Director, Industrial Sales

**Jason R. Berger**
Director, Comm/Data Sales

**Edward C. Deems**
Director, Operations

**Robert S. Podomnik**
Director, Finance

**Bryan C. Scott**
Director, Talent Management

### RICHMOND DISTRICT

**Matthew C. Doolittle**
District Vice President

**Kurt D. Metting**
Director, Electrical Sales

**J.D. Henigman**
Director, Electrical Sales

**Robert C. Jones**
Director, Industrial Sales

**Jerry L. Eagle, Jr.**
Director, Comm/Data Sales

**George R. Stark II**
Director, Operations

**Roderick A. Morgan**
Director, Finance

**Allyson Antonetti**
Director, Talent Management

### SEATTLE DISTRICT

**Jonathan M. Rayment**
District Vice President

**Chris A. Darragh**
Director, Electrical and
Industrial Sales

**Bill J. Coppins**
Director, Comm/Data Sales

**Jared T. Friesen**
Director, Operations

**Ned Sahin**
Director, Finance

### ST. LOUIS DISTRICT

**Jack L. Callen**
District Vice President

**John D. Sepiol**
Director, Electrical Sales

**James E. Ricker**
Director, Industrial Sales

**Holly D. Ruser**
Director, Comm/Data Sales

**Dustin R. Greathouse**
Director, Operations

**J. Stuart Jaeger**
Director, Finance

### TAMPA DISTRICT

**Robert W. Levine**
District Vice President

**Tyler J. Maggs**
Director, Electrical and
Industrial Sales

**David A. Carroll**
Director, Electrical and
Industrial Sales

**Ryan R. Walker**
Director, Comm/Data Sales

**Wendy L. Nelson**
Director, Operations

**Jerry W. Karch**
Director, Finance

### GRAYBAR CANADA

**Jason C. Taylor**
President

**Peter D. Horncastle**
Senior Vice President, Sales
and Marketing

**Jason G. Brimner**
Vice President, Finance and
Controller

**William J. Jones**
Vice President, Central Region

**Cory G. Morris**
Vice President, Atlantic Region

**Michael B. Cartney**
Vice President, Western Region

**Nicholas A. Malone**
Vice President, Operations and
Supply Chain

**Michael C. Ryan**
Vice President, Comm/Data
and Strategy

**Roberta J. Hood**
Vice President,
People and Culture

### ADVANTAGE INDUSTRIAL AUTOMATION

**Burt M. Deardorff**
President

### CAPE ELECTRICAL SUPPLY

**Michael J. Morris**
President

### BLAZER ELECTRIC SUPPLY

**Trevor M. Blazer**
President

### BROKEN ARROW ELECTRIC SUPPLY

**David Edkins**
President and COO

### CONNEXION

**Kyle R. Hanson**
President

### METRO ELECTRIC SUPPLY

**Brett A. Vollrath**
President

### SHEPHERD ELECTRIC SUPPLY

**Bill L. Graham**
President

### SHINGLE & GIBB AUTOMATION

**Lawrence G. Ferracci**
President

### STEVEN ENGINEERING

**Bryan J. Wolfgram**
Chief Executive Officer

**Paul E. Burk III**
President

### VALIN CORPORATION

**Anne M. Vranicic**
President







Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

graybar.com